03004027

# Matthews International Corporation



*...A Tradition of Quality Since 1850*

JAN 1 4 2003
PE 9-30-02

PROCESSED
JAN 1 6 2003
THOMSON FINANCIAL

## Annual Report 2002

## Company Profile

MATTHEWS INTERNATIONAL CORPORATION ("Matthews"), founded in 1850 and incorporated in Pennsylvania in 1902, is a designer, manufacturer and marketer principally of memorialization products and caskets for the cemetery and funeral home industries and custom-made products which are used to identify people, places, products and events. In fiscal 2002, the Company's products and operations were comprised of four business segments: Bronze, Graphics Imaging, Marking Products, and York Casket. Beginning with the first quarter of fiscal 2003, the Company changed its internal reporting structure and will report five business segments. The fifth business will be reported as the Cremation segment. The Company and its majority-owned subsidiaries have approximately 3,000 employees.

*Detailed financial information relating to business segments and to domestic and international operations is presented in Note 16 (Segment Information) to the Consolidated Financial Statements.*



## Financial Highlights

| *Dollar amounts in thousands, except share data* | 2002[1] | 2001[2] | 2000 |
|---|---|---|---|
| ***Operating Results*** | | | |
| Sales | **$428,086** | $283,282 | $266,987 |
| Operating profit | **68,187** | 53,357 | 47,776 |
| Income before income taxes and change in accounting | **62,457** | 51,458 | 45,938 |
| Income before change in accounting | **38,232** | 31,599 | 27,923 |
| Net income | **35,006** | 31,599 | 27,923 |
| ***Per Common Share*** | | | |
| Earnings per share before change in accounting | **$1.20** | $1.01 | $ .88 |
| Earnings per share | **1.10** | 1.01 | .88 |
| Dividends | **.106** | .101 | .096 |
| ***Financial Position*** | | | |
| Total assets | **$422,601** | $288,952 | $220,665 |
| Long-term debt, noncurrent | **96,487** | 40,726 | 13,908 |
| Shareholders' equity | **181,375** | 143,716 | 126,856 |

[1] In fiscal 2002, the Company recorded a pre-tax charge of $5,255 ($.10 per share after-tax) for transitional goodwill impairment as a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

[2] The second quarter of fiscal 2001 included after-tax income of $300 ($.01 per share) from special items which consisted of a pre-tax gain of $7,099 on the sale of a subsidiary and asset impairments, restructuring costs and other special pre-tax charges totaling $6,600.

## Fiscal 2002 Achievements

- Earnings per share increased 18.8% for fiscal 2002 (before change in accounting). The Company's annual average increase in earnings per share since 1994 has been 15.1%, with twenty-three consecutive quarters of double-digit earnings growth.
- For the quarter ended September 30, 2002, Matthews increased the quarterly cash dividend to $0.0275 per share ~ the eighth dividend increase since the Company's initial public offering in July 1994.
- In October 2002, *Forbes Magazine* named Matthews as one of the 200 best small companies in America. This was the third consecutive year that Matthews achieved this recognition.
- The closing price of Matthews common stock on September 30, 2002 was $23.37 per share. For the eight years ending September 30, 2002, Matthews stock value has increased an average of 26.8% per year.
- On December 3, 2001, Matthews completed the acquisition of The York Group, Inc., the second leading manufacturer of caskets in the United States.
- The Company reduced its bank borrowings by $40 million since December 3, 2001. In calendar 2001, Matthews incurred borrowings of $124.5 million for the acquisitions of the York commemorative products business and The York Group, Inc.

# A YEAR OF GROWTH AND TRANSITION

**The twelve months ending September 30, 2002** can be characterized as a year of growth and transition for Matthews International Corporation. On December 3, 2001, we completed the acquisition of The York Group, Inc. ~ North America's second leading casket manufacturer and the largest single acquisition in Matthews' history. As a result of our purchase of the York commemorative products business in May 2001 and the recent casket acquisition, approximately 70 to 75 percent of our annual sales are now focused on the death care industry. These acquisitions enabled Matthews to increase fiscal 2002 sales by 51 percent over fiscal 2001.



*David M. Kelly*
*Chairman of the Board, President and Chief Executive Officer*

## FISCAL 2002 ACCOMPLISHMENTS

I am pleased to report that Matthews also achieved several other financial accomplishments during fiscal 2002, in addition to our 51 percent increase in sales. These included:

- Earnings per share increased 18.8% for fiscal 2002. Our average annual increase in earnings per share since 1994 has been 15.1% and we have enjoyed twenty-three consecutive quarters of double-digit earnings growth.
- For the quarter ended September 30, 2002, the Board of Directors increased the Company's quarterly cash dividend to $0.0275 per share. This was Matthews' eighth dividend increase since our initial public offering in July 1994.
- On October 28, 2002, *Forbes Magazine* named Matthews as one of the 200 best small companies in America. This was the third consecutive year that we achieved this recognition.
- The closing price of our common stock on September 30, 2002 was $23.37 per share. The market value of our stock increased 5.9 percent for the year in spite of major declines in most market indices during this period. For the eight years ending September 30, 2002, Matthews stock value has increased an average of 26.8 percent per year.
- We reduced our bank borrowings by $40 million since December 3, 2001. In calendar 2001 we incurred borrowings of $124.5 million for the acquisitions of the York commemorative products business and The York Group, Inc.

*...the greatest single factor to our past success has been our dedicated employees... our goal is to provide all of our employees with the tools they need to do their jobs, and to be a responsible employer.*

## Results of Operations

The economic environment during fiscal 2002 was disappointing and had a negative impact on our sales and operating results for the Marking Products and Graphics Imaging segments of our Company. The downturn in the domestic economy, which began two years ago, contributed to a decline in equipment sales in our Marking Products business and generated additional downward pressure on selling prices for printing plates sold into the corrugated and flexible packaging industries by our Graphics Imaging business. Fortunately, we were able to partially offset these reductions in sales and profitability from increases in sales and operating income as a result of a full year's benefits from two German graphic businesses that we acquired during fiscal 2001.

Our Bronze business earned another record year for sales and operating profit due to a twenty-nine percent increase in sales of mausoleums, combined with the full year's results of the York commemorative products business.

I am also pleased to report that the York Casket operations performed to our level of expectations for the 10 months that they were included in our financial results for fiscal 2002.

## Investing for the Future

Matthews devoted significant financial resources during the year to upgrade its manufacturing facilities ~ most notably at the Kingwood, West Virginia bronze foundry. We also initiated a similar program at York Casket and have plans to reinvest additional capital in both of these business segments in the coming fiscal year. The objective of these programs is designed to increase product quality, reduce manufacturing costs and provide our employees with the most modern and efficient production equipment.

We believe that the greatest single factor to our past success has been our dedicated employees. Our goal is to continue building on this success by providing all of our employees with the tools they need to do their jobs, and being a responsible employer ~ providing a competitive package of wages and benefits to our workforce.

## Outlook

Fiscal 2003 will undoubtedly provide several challenges to each of our businesses and we anticipate continued competitive pressure on selling prices for most of our products. Cost increases for healthcare and other employee benefits are also a major concern. However, I believe we also have several opportunities to improve our financial results by investing in our core operations, lowering our manufacturing expenses, increasing market share for several major product lines and focusing our efforts on programs designed to improve product quality and customer service.

Thanks for your continued support in our efforts to increase shareholder value.

**David M. Kelly**

Chairman of the Board, President and Chief Executive Officer





# BRONZE

**The Bronze segment** manufactures and markets in the United States, Europe, Canada and Australia products used primarily in the cemetery and funeral home industries. The segment's principal products include cast bronze memorials and other memorialization products used primarily in cemeteries. The segment also manufactures and markets cast bronze and aluminum architectural products used to identify or commemorate people, places and events.

Memorial products, which comprise the majority of the Bronze segment's sales, include flush bronze memorials, flower vases, crypt letters, cremation urns, niche units, cemetery features and statues, along with other related products. Flush bronze memorials are bronze plaques which contain personal information about a deceased individual such as name, birth date and death date. These memorials are used in cemeteries as an alternative to upright granite monuments. The memorials are even or "flush" with the ground and therefore are preferred by many cemeteries for easier mowing and other maintenance.



***Bronze Segment Sales***

The Bronze segment represented 46.0% of the Company's consolidated sales in fiscal 2002.

In order to provide products for the granite memorial and mausoleum markets, the Company's other memorial products include community and family mausoleums, granite monuments and bronze plaques, letters, emblems, vases, lights and photoceramics that can be affixed to granite monuments, mausoleums and crypts. Matthews is a leading builder of mausoleums within North America. Principal customers for memorial products are cemeteries and memorial parks, which in turn sell the Company's products to the consumer.


WE STAND TOGETHER
SEPTEMBER 11, 2001

***September 11 Tributes***
*Matthews helped the nation heal with thousands of memorial seals, plaques and etchings.*

The Bronze segment manufactures a full line of memorial products for cremation, including urns in a variety of sizes, styles and shapes. The segment also manufactures bronze and granite niche units, which are comprised of numerous compartments used to display cremation urns in mausoleums and churches. In addition, the Company also markets "turnkey" cremation gardens, which include the design and all related products for a cremation garden.

Architectural products include cast bronze and aluminum plaques, etchings and letters that are used to recognize, commemorate and identify people, places, events and accomplishments. The Company's plaques are frequently used to identify the name of a building or the names of companies or individuals located within a building. Such products are also used to commemorate events or accomplishments, such as military service or financial donations.

△ TOP CORNER PHOTO
***Matthews flush bronze memorials** can be created with special emblems and ethnic lettering to memorialize people from diverse religious and cultural backgrounds.*

***The Company believes that its superior quality, broad product lines, innovative designs, delivery capability, customer responsiveness, experienced personnel and customer-oriented merchandising systems are competitive advantages in its markets.***



***The Pitt Panther,*** *at the University of Pittsburgh, cast by Caggiati.*

The principal markets for the segment's architectural products are corporations, fraternal organizations, contractors, churches, hospitals, schools and government agencies. These products are sold to and distributed through a network of independent dealers including sign suppliers, recognition companies and trophy dealers.

The Company is the leading North American designer and manufacturer of cremation equipment and cremation-related products. Cremation equipment and products are sold primarily to cemeteries, crematories and mortuary facilities within North America, Asia, Australia and Europe. Beginning with the first quarter of fiscal 2003, the cremation equipment business will be reported as part of the Cremation segment.



***Cremation Memorial***
*with Cannister Insert*

Raw materials used by the Bronze segment consist principally of bronze and aluminum ingot, sheet metal, coating materials, polymer sheet, electrical components and construction materials and are generally available in adequate supply. Ingot is obtained from various North American, European and Australian smelters.

Competition from other bronze memorialization product manufacturers is on the basis of reputation, product quality, delivery, price and design availability. The Company also competes with upright granite monument and flush granite memorial providers. The Company believes that its superior quality, broad product lines, innovative designs, delivery capability, customer responsiveness, experienced personnel and customer-oriented merchandising systems are competitive advantages in its markets. Competition in the mausoleum construction industry includes various construction companies throughout North America and is on the basis of design, quality and price. Competitors in the architectural market are numerous and include companies that manufacture cast and painted signs, plastic materials, sand-blasted wood and other fabricated products. The Company competes with several manufacturers in the crematory market principally on the basis of product quality and price.



***Bronze bas-relief sculptures***
*are ideal for placement on walls or monoliths.*

Because the nature of the Bronze segment's business is primarily custom products made to order with short lead times, backlogs are not generally material, except for mausoleums and cremation equipment. Backlogs generally vary in a range of approximately one year of sales for mausoleums and eight to ten months of sales for cremation equipment.



# GRAPHICS IMAGING

**The Graphics Imaging segment** provides printing plates, pre-press services and imaging services to the corrugated and primary packaging industries. The corrugated packaging industry consists of manufacturers of printed corrugated containers. The primary packaging industry consists of manufacturers of printed packaging materials such as boxes, folding cartons and bags commonly seen at retailers of consumer goods.

The principal products and services of this segment include printing plates, pre-press graphics services, print process assistance, print production management, digital asset and content management and package design. These products and services are used by packaging manufacturers and end-users to develop and print packaging graphics that identify and help sell the product. Other packaging graphics can include nutritional information, directions for product use, consumer warning statements and UPC codes. The corrugated packaging manufacturer produces printed containers from corrugated sheets. Using the Company's products, this sheet is printed and die cut to make a finished container. The primary packaging manufacturer produces printed packaging from paper, film, foil and other composite materials used to display, protect and market the product.



***Graphics Imaging utilizes optical mounting systems** in order to achieve accurate print to diecut register.*

The Company works closely with manufacturers to provide the proper printing plates and tooling used to print the packaging to the user's specifications. The segment's printing plate products are made principally from photopolymer resin and sheet materials. Upon customer request, plates can be pre-mounted press-ready in a variety of configurations that maximize print quality and minimize press set-up time.

The segment offers a wide array of value-added services and products. These include print process and print production management services; pre-press preparation, which includes computer-generated art, films and proofs; plate mounting accessories and various press aids; and rotary and flat cutting dies used to cut out intricately designed containers and point-of-purchase displays. The segment also provides creative digital graphics services to advertising agencies and packaging markets through its Studio M design studio, located in Pittsburgh, and its 50%-owned affiliate, O.N.E. Color Communications, L.L.C., located in Oakland, California.



***Graphics Imaging Segment Sales***

The Graphics Imaging segment represented 22.2% of the Company's consolidated sales in fiscal 2002.

△ TOP CORNER PHOTO

*A **single head video drill** captures the digital workflow from artwork conception utilizing computer-controlled coordinates to define exact locations for flexographic plate drilling and mounting.*

*Graphics Imaging works closely with manufacturers to provide the proper printing plates and tooling used to print the packaging to the user's specifications.*

The Graphics Imaging segment customer base consists primarily of packaging industry converters and "national accounts." National accounts are generally large, well-known consumer products companies with a national presence. These types of companies tend to purchase their graphics needs directly and supply the printing plates, or the film to make the printing plates, to the packaging printer for their products. The Graphics Imaging segment serves customers primarily in the United States and Europe. In Europe, Matthews owns a 50% interest in S+T GmbH (Jülich, Germany) and 75% interests in Repro-Busek GmbH (Vienna, Austria), Scholler GmbH (Nuremberg, Germany) and Rudolf Reproflex GmbH (Goslar, Germany). Products and services of these operations include pre-press packaging, digital and analog flexographic printing plates, design, artwork, lithography and color separation.



Cheerwine
Butterfinger


***The segment offers creative design*** *and separations to its customers for all major packaging processes.*

Major raw materials for this segment's products include photopolymers, film and graphic art supplies. All such materials are presently available in adequate supply from various industry sources.

Graphics Imaging is one of several manufacturers of printing plates and providers of pre-press services with a national presence in the United States. The segment competes in a fragmented industry consisting of a few multi-plant regional printing plate suppliers and a large number of local single-facility companies located across the United States. The combination of the Company's Graphics Imaging business in the United States and Europe is an important part of Matthews' strategy to become a worldwide leader in the graphics industry and service multinational customers on a global basis. Competition is on the basis of product quality, timeliness of delivery, price and value-added services. The Company differentiates itself from the competition by consistently meeting customer demands, its ability to service customers nationally and globally and its ability to provide value-added services.



***Graphics Imaging*** *provides bar code film masters used to print Universal Product Codes, Shipping Container Symbols, and other formats required for bar code use.*

Because the nature of the Graphics Imaging business is primarily custom products made to order with short lead times, backlogs are not generally material.



***Printing plates*** *for the flexographic packaging industry are the Graphics Imaging segment's principal product line.*





# MARKING PRODUCTS

**The Marking Products segment** designs, manufactures and distributes a wide range of marking equipment and consumables used by customers to identify various consumer and industrial products, components and packaging containers. Marking products range from simple indent hand stamps made from a special alloy steel to a wide variety of sophisticated microprocessor-based ink-jet printing systems. The segment manufactures and markets products and systems that employ the following marking methods to meet customer needs: contact printing, indenting, etching, ink-jet printing and laser marking. Customers will often use a combination of these methods in order to achieve an appropriate mark. These methods apply product information required for identification and traceability as well as to facilitate inventory and quality control, regulatory compliance and brand name communication.



***Marking Products Segment Sales***

The Marking Products segment represented 6.7% of the Company's consolidated sales in fiscal 2002.

A significant portion of the revenue of the Marking Products segment is attributable to the sale of consumables and replacement parts in connection with the marking hardware sold by the Company. The Company develops inks, rubber and steel consumables in harmony with the marking equipment in which they are used, which is critical to assure ongoing equipment reliability and mark quality. Many marking equipment customers also use the Company's inks, solvents and cleaners.



***Matthews offers a wide selection of Indent-A-Mark® products for indenting and embossing. This technology is used primarily to mark metal, automotive, and machined parts.***

The principal customers for the Company's marking products include food and beverage processors, metal fabricators, producers of health and beauty products and manufacturers of textiles, plastic, rubber and building products.

A large percentage of the segment's sales are outside the United States and are distributed through the Company's subsidiaries in Canada and Sweden in addition to other international distributors. Matthews owns a minority interest in distributors in Asia, Australia, France, Germany, the Netherlands and the United Kingdom.

△ TOP CORNER PHOTO

***The ProPoint™ Tag Marking System automatically feeds, marks and ejects metal tags.***

*The principal customers for the Company's marking products include food and beverage processors, metal fabricators, producers of health and beauty products and manufacturers of textiles, plastic, rubber and building products.*


BIG-JOIST

***Matthews industrial ink jet printers** are used in many industries to mark trade marks and traceability codes.*

The marking products industry is diverse, with many companies offering limited product lines focusing only on well-defined specialty markets. Other industry participants, like the Company, have broad product offerings and compete in various product markets and countries. In the United States, the Company has manufactured and sold marking products and related consumable items for over 150 years.



*The **Print-A-Mark®** uses the process of contact or offset printing to mark items such as pipe, sheet, hose, and electronic components.*

Major raw materials for this segment's products include printing components, tool steels, rubber and chemicals, all of which are presently available in adequate supply from various sources.

Competition for marking products is intense and based on product performance, service and price. The Company normally competes with specialty companies in specific marking applications. The Company believes that, in general, it offers the broadest line of marking products to address a wide variety of industrial marking applications.

Backlogs generally vary in a range of up to four weeks of sales in the Marking Products segment.



***Matthews manufactures a wide range** of inks that are specifically developed for a given printing technology and application.*





# YORK CASKET

**The York Casket segment,** acquired by Matthews in December 2001, is the second leading casket manufacturer in the United States. The segment produces three types of caskets: metal, wood and other. Caskets can be customized with many different options such as color, interior design, handles and trim in order to accommodate specific religious, ethnic, or other personal preferences.

Metal caskets are made from various gauges of cold rolled steel, stainless steel, copper and bronze. Metal caskets are generally categorized by whether the casket is non-gasketed or gasketed, and by material (i.e., bronze, copper, or steel) and in the case of steel, by the gauge, or thickness, of the metal.

The segment's wood caskets are manufactured from nine different species of wood, as well as from veneer and paper-covered particleboard and fiberboard. The species of wood used are poplar, pine, ash, oak, maple, birch, cherry, walnut and mahogany. The Company believes the York Casket segment is the largest manufacturer of all-wood constructed caskets, which are manufactured using pegged and dowelled construction, and include no metal parts. All-wood constructed caskets are preferred by certain religious groups.

The segment's other caskets, including cremation containers, are manufactured from particleboard and corrugated materials covered with cloth or paper. These products are used primarily, although not exclusively, in cremation. Beginning with the first quarter of fiscal 2003, the cremation casket business will be reported as part of the Cremation segment.

The segment also produces casket components. Casket components include stamped metal parts, metal locking mechanisms for gasketed metal caskets, adjustable beds, interior panels, and plastic handles and corners.



***A corner and panel display** that helps the customer express personal themes on a casket exterior.*

Metal casket parts are produced by stamping cold rolled steel, stainless steel, copper and bronze sheets into casket body parts. Locking mechanisms and adjustable beds are produced by stamping and assembling a variety of steel parts. Casket handles and corners are produced from injection molded plastic. The segment purchases from sawmills various species of uncured wood, which it dries and cures. The cured wood is processed into casket components. Other caskets are produced by cutting and forming particleboard and corrugated materials into component parts for assembly.



***York Casket Segment Sales***

The York Casket segment represented 25.1% of the Company's consolidated sales in fiscal 2002.

△ TOP CORNER PHOTO

***Metal caskets,** which account for the majority of York's casket sales, are manufactured in Lynn, Indiana and Marshfield, Missouri.*

*The segment provides product planning and merchandising and display products to funeral service businesses. These products assist funeral service professionals in providing value and satisfaction to their client families.*



***The York Merchandising System™*** *displays a balanced assortment of wood and metal caskets in less than 500 square feet.*

The segment currently markets its casket products through Company-owned and independent distributors. The segment provides product planning and merchandising and display products to funeral service businesses. These products assist funeral service professionals in providing value and satisfaction to their client families.



***Wood caskets,*** *like this Monticello model, are manufactured in York, Pennsylvania and represent approximately one-third of York's sales.*

The primary basic materials required for casket manufacturing are cold rolled steel, lumber and corrugated materials. The segment also purchases copper, bronze, stainless steel, textiles and coating materials. Blanket purchase orders or supply agreements are typically negotiated with large, integrated steel producers that have demonstrated timely delivery, high quality material and competitive prices. Lumber is purchased from a number of sawmills and distributors. The Company purchases most of its lumber from sawmills within 150 miles of its wood casket manufacturing facility in York, Pennsylvania.

Particleboard and corrugated materials are obtained primarily from major suppliers of wood and paper products. Although the segment purchases some of its supplies and raw materials from a limited number of suppliers, the Company believes that alternative sources are readily available.



***Display of metal caskets*** *within a York Merchandising System*

The casket business is highly competitive. The segment competes with other manufacturers on the basis of product quality, price, service, design availability and breadth of product line. The segment provides a line of casket products that it believes is more comprehensive than any of its major competitors. Although there are a large number of casket industry participants, the three largest casket manufacturers account for a substantial portion of the finished caskets produced.

Historically, the segment's operations have experienced seasonal variations. Generally, casket sales are highest in the second quarter and lowest in the fourth quarter of each fiscal year. These fluctuations are due in part to the seasonal variance in the death rate, with a greater number of deaths generally occurring in cold weather months.

The York Casket segment normally fills sales orders within one month and, therefore, does not have a significant backlog of unfilled orders.

*Amounts in thousands, except per share data*

| | Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | **2002** | 2001[2] | 2000 | 1999 | 1998 |
| | | (Not Covered by Report of Independent Accountants) | | | |
| Net sales | **$428,086** | $283,282 | $266,987 | $243,370 | $215,379 |
| Gross profit | **160,364** | 119,436 | 118,089 | 103,037 | 93,050 |
| Operating profit | **68,187** | 53,357 | 47,776 | 40,948 | 35,929 |
| Interest expense | **4,171** | 1,647 | 1,488 | 867 | 466 |
| Income before income taxes and change in accounting | **62,457** | 51,458 | 45,938 | 41,277 | 37,132 |
| Income taxes | **24,225** | 19,859 | 18,015 | 16,261 | 14,630 |
| Income before change in accounting | **38,232** | 31,599 | 27,923 | 25,016 | 22,502 |
| Cumulative effect of change in accounting, net of tax[1] | **(3,226)** | – | – | – | – |
| Net income | **$ 35,006** | $ 31,599 | $ 27,923 | $ 25,016 | $ 22,502 |
| Earnings per common share: | | | | | |
| Diluted, before change in accounting | **$1.20** | $1.01 | $.88 | $.77 | $.67 |
| Diluted | **1.10** | 1.01 | .88 | .77 | .67 |
| Basic | **1.14** | 1.03 | .90 | .79 | .69 |
| Weighted-average common shares outstanding: | | | | | |
| Basic | **30,765** | 30,560 | 31,031 | 31,703 | 32,673 |
| Diluted | **31,796** | 31,320 | 31,703 | 32,482 | 33,540 |
| Cash dividends per share | **$.106** | $.101 | $.096 | $.091 | $.086 |
| Total assets | **$422,601** | $288,952 | $220,665 | $225,678 | $187,206 |
| Long-term debt, noncurrent | **96,487** | 40,726 | 13,908 | 14,144 | 1,435 |

[1] In fiscal 2002, the Company recorded a pre-tax charge of $5,255 ($.10 per share after-tax) for transitional goodwill impairment as a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

[2] The second quarter of fiscal 2001 included after-tax income of $300 ($.01 per share) from special items which consisted of a pre-tax gain of $7,099 on the sale of a subsidiary and asset impairments, restructuring costs and other special pre-tax charges totaling $6,600 *(see Note 19 to the Consolidated Financial Statements).*

The following discussion should be read in conjunction with the consolidated financial statements of Matthews International Corporation and related notes thereto. Any forward-looking statements contained in this Annual Report are included in this report pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from management's expectations. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements principally include changes in domestic or international economic conditions, changes in death rates, changes in product demand or pricing as a result of consolidation in the industries in which the Company operates, changes in product demand or pricing as a result of competitive pressures, unknown risks in connection with the Company's acquisitions, and technological factors beyond the Company's control.

## RESULTS OF OPERATIONS

The following table sets forth certain income statement data of the Company expressed as a percentage of net sales for the periods indicated and the percentage change in such income statement data from year to year.

| | Years Ended September 30, | | | Percentage Change | |
|---|---|---|---|---|---|
| | **2002** | 2001[2] | 2000 | 2002-2001 | 2001-2000 |
| Sales | **100.0%** | 100.0% | 100.0% | 51.1% | 6.1% |
| Gross profit | **37.5** | 42.2 | 44.2 | 34.3 | 1.1 |
| Operating profit | **15.9** | 18.8 | 17.9 | 27.8 | 11.7 |
| Income before taxes[1] | **14.6** | 18.2 | 17.2 | 21.4 | 12.0 |
| Net income[1] | **8.9** | 11.2 | 10.5 | 21.0 | 13.2 |

[1] Before cumulative effect of change in accounting. In fiscal 2002, the Company recorded a pre-tax charge of $5.3 million ($.10 per share after tax) for transitional goodwill impairment *(see "Goodwill")*.

[2] Fiscal 2001 included after-tax income of $300,000 ($.01 per share) from special items *(see "Special Items")*.

### Comparison of Fiscal 2002 and Fiscal 2001

Sales for the year ended September 30, 2002 were $428.1 million and were $144.8 million, or 51.1%, higher than sales of $283.3 million for the year ended September 30, 2001. The increase primarily related to the acquisition of The York Group, Inc. ("York") on December 3, 2001. Sales for the York Casket segment totaled $107.5 million from the acquisition date through September 30, 2002. Bronze segment sales for fiscal 2002 were $197.1 million, $33.0 million, or 20.1%, higher than fiscal 2001. The increase in Bronze sales primarily resulted from the acquisition of the commemorative products business of York in May 2001, higher mausoleum construction revenues and increased sales of bronze memorial and architectural products. Mausoleum sales for fiscal 2002 were 29% higher than fiscal 2001. Architectural product sales were higher in fiscal 2002 as orders for architectural commemorative and tribute products increased following the events of September 11, 2001. Fiscal 2002 sales for the Graphics Imaging segment were $94.8 million, representing an increase of $5.2 million, or 5.9%, over fiscal 2001. The increase primarily reflected the acquisitions of Scholler GmbH ("Scholler") in January 2001 and Rudolf Reproflex GmbH ("Rudolf") in July 2001, which were partially offset by the divestiture in January 2001 of the Company's investment in Tukaiz Communications, L.L.C. ("Tukaiz"). In addition, sales for the Graphics Imaging segment's domestic operations were adversely impacted by continued weak demand and price pressure for printing plates sold into the corrugated and primary packaging markets.

Marking Products segment sales for the year ended September 30, 2002 were $28.7 million, compared to $29.6 million for fiscal 2001. The decline of $970,000, or 3.3%, was mainly due to a drop in demand for equipment products sold to the tire, automotive and building segments of the economy. For fiscal 2002, higher foreign currency values against the U.S. dollar had a favorable impact of approximately $2.0 million on the Company's consolidated sales compared to fiscal 2001.

Gross profit for the year ended September 30, 2002 was $160.4 million, compared to $119.4 million for the year ended September 30, 2001. The increase in consolidated gross profit primarily resulted from the acquisition of York on December 3, 2001. Gross profit for the Bronze segment for fiscal 2002 increased from fiscal 2001 due to higher sales. Gross margin percentages for the segment were consistent with fiscal 2001. Fiscal 2002 gross profit for the Graphics Imaging segment declined from fiscal 2001 principally reflecting the divestiture of Tukaiz combined with the unfavorable impact of price pressure on printing plate sales. These declines were offset partially by the acquisitions of Scholler and Rudolf. Gross profit for the Marking Products segment for fiscal 2002 declined as a result of lower sales volume. Consolidated gross profit as a percent of sales for the year ended September 30, 2002 declined to 37.5%, compared to 42.2% for fiscal 2001. Factors contributing to this decline included the addition of York Casket revenues, which generally have lower margins than other Matthews segments, price pressure in the Graphics Imaging segment and an increase in pension and health care costs for all segments.

Selling and administrative expenses for the year ended September 30, 2002 were $92.2 million, representing an increase of $23.9 million, or 35.0%, over fiscal 2001. Fiscal 2001 selling and administrative expenses included special charges of $1.2 million *(see "Special Items")*.

Excluding special charges, selling and administrative expenses increased $25.1 million, or 37.4%, from fiscal 2001. The increase primarily resulted from the acquisition of York in December 2001 and York's commemorative products business in May 2001. In addition, selling and administrative expenses for the Bronze segment included costs of $2.2 million incurred in connection with a potential acquisition in the cremation equipment business, which was terminated and not completed. Excluding special charges, selling and administrative expenses declined in the Graphics Imaging and Marking Products segments due to cost control efforts, lower domestic sales and the divestiture of Tukaiz.


$215.4
$243.4
$267.0
$283.3
$428.1
FY 98
FY 99
FY 00
FY 01
FY 02

SALES
(in millions of dollars)

Fiscal 2002 consolidated selling and administrative expenses were favorably impacted by the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, the Company discontinued the amortization of goodwill effective October 1, 2001. Goodwill amortization was $3.6 million for the year ended September 30, 2001. The favorable impact of SFAS No. 142 on operating profit was more than offset by increases in pension and health care costs. Pension costs were adversely effected by a decline in the Company's pension fund assets. Consolidated selling and administrative expenses as a percent of sales were 21.5% for the year ended September 30, 2002 compared to 23.7% (excluding special charges) in fiscal 2001, principally due to the lower ratio of selling and administrative costs for York Casket sales.

Operating profit for the year ended September 30, 2002 was $68.2 million, representing an increase of $14.8 million, or 27.8%, over operating profit of $53.4 million for the year ended September 30, 2001. Fiscal 2001 operating profit was favorably impacted by special items (including special charges classified as selling and administrative expenses) of $1.0 million. Excluding these special items, consolidated operating profit for the year ended September 30, 2001 was $52.4 million. A significant portion of the increase in fiscal 2002 operating profit resulted from the addition of the York Casket segment in December 2001. Operating profit for the York Casket segment was $10.0 million from the acquisition date through September 30, 2002. Bronze segment operating profit was $44.9 million for the year ended September 30, 2002 compared to $37.7 million (excluding special items) for fiscal 2001. The increase in Bronze operating profit primarily reflected the acquisition of the commemorative products business of York and higher sales of memorial and architectural products. Fiscal 2002 operating profit for the Bronze segment also included a loss of $540,000 on the sale in March 2002 of its granite import business. Graphics Imaging operating profit for the year ended September 30, 2002 was $9.7 million compared to $10.0 million (excluding special items) for fiscal 2001. The slight decline was due primarily to the divestiture of Tukaiz, which was nearly offset by the acquisitions of Scholler and Rudolf. Fiscal 2002 operating profit for the Marking Products segment was $3.6 million, compared to $4.6 million (excluding special items) a year ago. The decline reflected lower sales combined with higher employee benefit costs in the current fiscal year. Higher foreign currency values against the U.S. dollar had a favorable impact of approximately $460,000 on the Company's consolidated operating profit for the year ended September 30, 2002 compared to fiscal 2001.

Investment income for the year ended September 30, 2002 was $1.6 million compared to $2.4 million for the year ended September 30, 2001. The decrease resulted from a lower rate of return on investments during the year. Interest expense for the year ended September 30, 2002 was $4.2 million, compared to $1.6 million for the year ended September 30, 2001. The increase in interest expense primarily reflected borrowings of $124.5 million in December 2001 primarily in connection with the acquisition of York.

Other income (deductions), net, for the year ended September 30, 2002 represented a reduction in pre-tax income of $119,000, compared to a reduction of $279,000 for fiscal 2001. Minority interest deduction for fiscal 2002 was $3.0 million compared to $2.3 million for fiscal 2001. The higher minority interest deduction for fiscal 2002 resulted from the acquisitions of Scholler and Rudolf, offset partially by the divestiture of Tukaiz.

The Company's effective tax rate for the year ended September 30, 2002 was 38.8%, compared to 38.6% for the year ended September 30, 2001. The slight increase resulted primarily from higher foreign income taxes for the year. The difference between the Company's effective tax rate in fiscal 2002 and the Federal statutory rate of 35% primarily reflected the impact of state and foreign income taxes.

## Goodwill

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses the financial statement accounting for goodwill and other intangible assets upon acquisition and the accounting subsequent to their initial recognition in the financial statements. The Company adopted SFAS No. 142 effective October 1, 2001.

Under this standard, goodwill related to business combinations is no longer amortized, but is subject to periodic review for impairment. Excluding goodwill amortization, income before income taxes and net income for the year ended September 30, 2001 would have been $55.0 million and $34.0 million, respectively.

The new standard also requires a periodic assessment of the carrying value of goodwill for impairment. If the carrying value of a reporting unit exceeds its implied fair value, an impairment loss must be recognized. For purposes of testing for transitional impairment, the Company used a combination of valuation techniques, including discounted cash flows. Based on this assessment, the Company recorded a pre-tax charge in fiscal 2002 for transitional goodwill impairment of $5.3 million ($3.2 million after-tax). The impairment was primarily related to a reporting unit within the Company's Bronze segment and was determined based upon a comparison of carrying value to fair market value as determined by a combination of valuation techniques, including discounted cash flows. Prior to the adoption of SFAS No. 142, valuation for impairment was determined using undiscounted future cash flows.

## Comparison of Fiscal 2001 and Fiscal 2000

Sales for the year ended September 30, 2001 were $283.3 million and were $16.3 million, or 6.1%, higher than sales of $267.0 million for the year ended September 30, 2000. Bronze segment sales for fiscal 2001 were $164.1 million, which was 15.3% higher than fiscal 2000, primarily reflecting an increase in mausoleum construction revenues and the acquisition of the commemorative products business of York in May 2001. The Bronze segment also benefited from an increase in architectural product sales due to the acquisition of The SLN Group, Inc. in October 2000. Fiscal 2001 sales for the Graphics Imaging segment were $89.6 million, representing a decrease of 2.8% below fiscal 2000 The decline reflected the sale of Tukaiz in January 2001 *(see "Disposition")*. Fiscal 2001 revenues for Tukaiz up to the disposition date were $6.5 million, compared to $23.5 million for the year ended September 30, 2000. The sales decline from the divestiture of Tukaiz was partially offset by the Company's acquisitions of Repro-Busek GmbH ("Busek") in August 2000, Press Ready Plate, Inc. in November 2000, Scholler in January 2001 and Rudolf in July 2001. Marking Products segment sales for the year ended September 30, 2001 were $29.6 million compared to $32.5 million for fiscal 2000. The decline was mainly due to a drop in demand for equipment products sold to the tire, automotive and building segments of the domestic economy. For the year ended September 30, 2001, declines in foreign currency values against the U.S. dollar had an unfavorable impact of approximately $5.5 million on the Company's consolidated sales compared to fiscal 2000.

Gross profit for the year ended September 30, 2001 was $119.4 million, compared to $118.1 million for fiscal 2000. The increase in consolidated gross profit reflected higher sales in the Bronze segment offset partially by the divestiture of Tukaiz, a decline in sales for the Marking Products segment and a change in product mix in the Bronze segment. Fiscal 2001 reflected higher mausoleum construction revenues in the Bronze segment, which generally have lower margins than the segment's memorial products. Consolidated gross profit as a percent of sales for the year ended September 30, 2001 declined to 42.2%, compared to 44.2% for fiscal 2000, primarily reflecting the change in product mix within the Bronze segment.


$35.9
$40.9
$47.8
$53.4
$68.2
FY 98
FY 99
FY 00
FY 01
FY 02

OPERATING PROFIT
(in millions of dollars)

Selling and administrative expenses for the year ended September 30, 2001 were $68.3 million, representing a decrease of $2.1 million, or 2.9%, compared to fiscal 2000. Fiscal 2001 selling and administrative expenses included special charges of $1.2 million *(see "Special Items")*. Excluding the special charges, selling and administrative expenses declined $3.2 million, or 4.6%, from fiscal 2000 reflecting the divestiture of Tukaiz, internal cost control initiatives and lower employee benefit costs. Employee benefit costs were favorably impacted by an increase in the Company's pension fund assets during fiscal 2000, which was partially offset by an increase in health care costs. Excluding special charges, consolidated selling and administrative expenses as a percent of sales was 23.7% for fiscal 2001 compared to 26.3% for fiscal 2000.

Operating profit for the year ended September 30, 2001 was $53.4 million, representing an increase of $5.6 million, or 11.7%, over operating profit of $47.8 million for fiscal 2000. Fiscal 2001 operating profit was favorably impacted by special items (including special charges classified as selling and administrative expenses) of $1.0 million. Excluding these special items, consolidated operating profit for fiscal 2001 was $52.4 million. Excluding special items, operating profit for the Graphics Imaging segment for fiscal 2001 was $10.0 million, representing an increase of 4.2% over fiscal 2000. The increase was due to a combination of factors including cost control initiatives, contributions from the segment's recent acquisitions and higher profitability of the Company's 50%-owned affiliate, O.N.E. Color Communications L.L.C. These increases were partially offset by the divestiture of Tukaiz. Fiscal 2001 operating profit for Tukaiz up to the disposition date was $700,000, compared to $2.7 million for the year ended September 30, 2000. Bronze segment operating profit, excluding special items, for the year ended September 30, 2001 was $37.7 million, compared to $33.4 million for fiscal 2000. Fiscal 2001 reflected the benefits of the acquisition of the commemorative products business of York, higher mausoleum construction revenues, cost control initiatives and lower employee benefit costs. Operating profit, excluding special items, for the Marking Products segment for the year ended September 30, 2001 was $4.6 million, compared to operating profit of $4.7 million for fiscal 2000. The reduction in the segment's operating profit reflected a decline in sales for the year, which was partially offset by lower selling and administrative costs. Declines in foreign currency values against the U.S. dollar had an unfavorable impact of approximately $1.0 million on the Company's consolidated operating profit for the year ended September 30, 2001 compared to fiscal 2000.

Investment income for fiscal 2001 was $2.4 million compared to $1.8 million for fiscal 2000. The increase reflected higher average cash and investment balances and realized gains on sales of investment securities. Interest expense for the year ended September 30, 2001 was $1.6 million, compared to $1.5 million for fiscal 2000. The increase in interest expense principally reflected the effect of new borrowings of $30.0 million in connection with the acquisition of the commemorative products business of York, which was partially offset by reduced debt from the divestiture of Tukaiz.

Other income (deductions), net, for fiscal 2001 represented a reduction to pre-tax income of $279,000, compared to an increase of $125,000 for fiscal 2000. Fiscal 2001 other deductions included a special contribution of $500,000 to the Jas. H. Matthews Educational and Charitable Trust. Minority interest deduction approximated $2.3 million for both fiscal 2001 and fiscal 2000. Increases in minority interest deduction for fiscal 2001 from the recent acquisitions of Busek, Scholler and Rudolf were offset by a reduction due to the divestiture of Tukaiz.

The Company's effective tax rate for the year ended September 30, 2001 was 38.6%, compared to 39.2% for the year ended September 30, 2000. The reduction resulted primarily from a lower effective state income tax rate for fiscal 2001. The difference between the Company's effective tax rate in fiscal 2001 and the Federal statutory rate of 35% primarily reflected the impact of state and foreign income taxes and non-deductible goodwill amortization.

### Special Items

In January 2001, Matthews sold its fifty percent interest in Tukaiz *(see "Disposition")*. The sale resulted in a pre-tax gain of $7.1 million, which was reported in Special Items on the Consolidated Statement of Income. In the second quarter of fiscal 2001, the Company recorded asset impairments, restructuring costs and other special charges totaling $6.6 million. The majority of these charges were classified as Special Items on the Consolidated Statement of Income, except for $1.2 million classified as selling and administrative expenses and $500,000 classified as other deductions.

In connection with the restructuring of certain operations within the Graphics Imaging and Marking Products segments, asset impairments of $4.0 million were recorded, which primarily reflected a reduction in the value of goodwill related to various investments. In accordance with the Company's accounting policies, management evaluated the net realizable value of such goodwill and, based on this analysis, goodwill was reduced to reflect estimated fair value. Asset impairments also included other write-downs of certain assets to reflect estimated realizable values.

In addition, special items included restructuring costs of $1.2 million for certain operations within the Graphics Imaging and Marking Products segments. These restructuring costs were designed to improve operating efficiency and primarily included consulting fees and personnel reduction costs. Special items also included non-recurring expenses of approximately $1.4 million, which consisted of costs incurred in connection with a potential acquisition which was not completed, a special contribution to the Company's educational and charitable trust of $500,000 (classified in other deductions), and other one-time charges.

## LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $55.5 million for the year ended September 30, 2002, compared to $39.0 million for fiscal 2001 and $39.0 million for fiscal 2000. Operating cash flow for fiscal 2002 primarily reflected net income adjusted for depreciation and amortization (non-cash charges) and the impairment of goodwill resulting from the adoption of SFAS No. 142 *(see "Goodwill")*. Operating cash flow for fiscal 2002 also included a tax benefit of $5.5 million from exercised stock options. For the year ended September 30, 2001, operating cash flow reflected net income, excluding the gain on the sale of Tukaiz, adjusted for depreciation, amortization and impairment losses (non-cash items) in connection with the special charges recorded in the fiscal 2001 second quarter. Fiscal 2000 operating cash flow principally reflected the Company's net income adjusted for non-cash expenses such as depreciation and amortization. Operating cash flow for fiscal 2000 also included a tax benefit of $2.4 million from exercised stock options.

Cash used in investing activities was $86.6 million for the year ended September 30, 2002, compared to $54.5 million and $24.4 million for fiscal years 2001 and 2000, respectively. Investing activities for fiscal 2002 included payments (net of cash acquired) of $88.8 million in connection with acquisitions, principally related to York (December 2001) and Rudolf (July 2001). Although Rudolf was acquired in fiscal 2001, the purchase price (approximately

$11.0 million) was paid in the first quarter of fiscal 2002. See "Acquisitions" for further discussion of the Company's acquisitions during the last three fiscal years. Fiscal 2002 investing activities also reflected capital expenditures of $10.1 million, proceeds of $9.0 million from the net disposition of investment securities and proceeds of $2.0 million from the sale of the Company's granite import business.

Fiscal 2001 investing activities primarily reflected the acquisitions of the commemorative products business of York ($45.0 million), The SLN Group, Inc., Press Ready Plate, Inc. and Scholler. Investing activities in fiscal 2001 also included proceeds of $18.6 million from the sale of Tukaiz, capital expenditures of $7.3 million and the final payment of Lit. 7.2 billion in connection with the acquisition of Caggiati S.p.A (June 1999). In accordance with the Caggiati S.p.A. purchase agreement, Matthews paid Lit. 20.2 billion upon closing, with Lit. 7.2 billion paid on June 1, 2000 and the remainder of Lit. 7.2 billion paid on June 1, 2001. Investing activities in fiscal 2000 consisted of capital expenditures totaling $7.7 million, net purchases of investment securities of $4.9 million and payments of $12.2 million in connection with the acquisitions of S+T, Busek and Caggiati S.p.A. The purchase price for the acquisition of a 50% interest in S+T (September 1998) was paid in January 2000 in accordance with the purchase agreement.

Capital expenditures were $10.1 million for the year ended September 30, 2002, compared to $7.3 million and $7.7 million for fiscal 2001 and 2000, respectively. Capital expenditures in each of the last three fiscal years reflected reinvestment in the Company's business segments and were made primarily for the purchase of new manufacturing machinery, equipment and facilities designed to improve product quality, increase manufacturing efficiency, lower production costs and meet regulatory requirements. The higher level of capital expenditures in fiscal 2002 resulted primarily from the addition of the York Casket segment. Capital expenditures for the last three fiscal years were primarily financed through operating cash. Capital spending for property, plant and equipment has averaged $8.3 million for the last three fiscal years. The capital budget for fiscal 2003 is $11.5 million. The Company expects to generate sufficient cash from operations to fund all anticipated capital spending projects.

Cash provided by financing activities for the year ended September 30, 2002 was $58.5 million, reflecting proceeds from long-term debt of $126.4 million, debt repayments of $71.3 million, net proceeds of $6.7 million from the sale of treasury stock (stock option exercises), and dividends of $3.3 million ($0.106 per share) to the Company's shareholders.

On December 3, 2001, the Company entered into a Revolving Credit Facility for $125.0 million with a syndicate of four financial institutions. Borrowings under the facility, which matures on November 30, 2004, bear interest at LIBOR plus a factor ranging from .75% to 1.5% based on the Company's leverage ratio. The leverage ratio is defined as net indebtedness divided by EBITDA (earnings before interest, taxes, depreciation and amortization). The weighted-average interest rate on outstanding borrowings under this facility at September 30, 2002 was 3.09%. The Company is required to pay an annual commitment fee ranging from .20% to .375% (based on the Company's leverage ratio) of the unused portion of the facility. The Revolving Credit Facility requires the Company to maintain minimum levels of consolidated net worth and fixed charge and interest coverage ratios. A portion of the facility (not to exceed $10.0 million) is available for the issuance of trade and standby letters of credit. The Revolving Credit Facility replaced the existing Revolving Credit and Term Loan Agreement. The Company borrowed $124.5 million under the Revolving Credit Facility on December 3, 2001 in connection with the acquisition of York, and for the repayment of all amounts outstanding under its Revolving Credit and Term Loan Agreement. The outstanding balance on the Revolving Credit Facility was $84.5 million at September 30, 2002.

Cash provided by financing activities for fiscal 2001 was $16.0 million, consisting of proceeds from long-term debt of $32.4 million, offset partially by net treasury stock purchases of $12.0 million, repayments of $1.3 million on long-term debt, and dividends of $3.1 million ($0.101 per share) to the Company's shareholders. Fiscal 2001 proceeds from long-term debt primarily reflected borrowings of $30.0 million under the Revolving Credit and Term Loan Agreement in connection with the acquisition of the commemorative products business of York. At September 30, 2001, outstanding borrowings under the agreement totaled $30.0 million at an interest rate of 3.36%.

Cash used in financing activities for the year ended September 30, 2000 was $14.4 million, consisting of net treasury stock purchases of $9.9 million, proceeds of $3.9 million from borrowings by Caggiati S.p.A., repayments of $5.4 million on long-term debt of Caggiati S.p.A. and Tukaiz, and dividend payments of $3.0 million ($0.096 per share) to the Company's shareholders.

The Company has a line of credit of $500,000 (Canadian dollars), which provides for borrowings at the bank's prime interest rate. There were no borrowings outstanding on this line of credit at September 30, 2002 and 2001. Caggiati S.p.A. has four lines of credit totaling 11.8 million Euros (U.S.$11.7 million) with various banks. Outstanding borrowings on these lines approximated $4.1 million at September 30, 2002 and 2001. The weighted-average interest rate on these borrowings, which are collateralized by certain trade accounts receivable, was 3.5% at September 30, 2002.

The Company has a stock repurchase program, which was initiated in 1996. Under the program, the Company's Board of Directors has authorized the repurchase of a total of 8,000,000 shares (adjusted for stock splits) of Matthews common stock, of which 7,085,072 shares have been repurchased as of September 30, 2002. The buy-back program is designed to increase shareholder value, enlarge the Company's holdings of its common stock, and add to earnings per share. Repurchased shares may be retained in treasury, utilized for acquisitions, or reissued to employees or other purchasers, subject to the restrictions of the Company's Restated Articles of Incorporation.


$1.20
$1.01
$.88
$.77
$.67
FY 98
FY 99
FY 00
FY 01
FY 02

EARNINGS PER SHARE
*before change in accounting

Consolidated working capital of the Company was $68.8 million at September 30, 2002, compared to $35.8 million and $48.0 million at September 30, 2001 and 2000, respectively. The higher level of working capital at September 30, 2002 reflected the acquisition of York. In addition, working capital at September 30, 2001 reflected a liability of approximately $11.0 million for the acquisition of Rudolf. Cash and cash equivalents were $57.1 million at September 30, 2002, compared to $28.7 million and $29.2 million at September 30, 2001 and 2000, respectively. The Company's current ratio at September 30, 2002 was 1.8, compared to 1.5 and 2.0 at September 30, 2001 and 2000, respectively.

## RESTRUCTURING AND RELOCATION COSTS

Accrued reserves for restructuring and relocation costs were $3.7 million at September 30, 2002. These reserves have been provided for the restructuring, sale or closure of certain of York's operations and facilities, including the disposition of York's remaining distribution operations and the relocation of York's administrative functions to Pittsburgh. The accrued liability includes previously established reserves assumed with the acquisition of York as well as reserves recorded for costs to be incurred as a result of the acquisition. The majority of the restructuring and relocation activities included in the reserves are expected to be completed during fiscal 2003.

Restructuring reserves recorded for costs to be incurred as a result of the acquisition were recorded as a purchase accounting adjustment and did not affect the fiscal 2002 operating results of the Company. Accrued costs of $665,000 related to the relocation of York's administrative functions to Pittsburgh were expensed during fiscal 2002. Other accrued costs related to the relocation were recorded as a purchase accounting adjustment.

## ENVIRONMENTAL MATTERS

The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations impose limitations on the discharge of materials into the environment and require the Company to obtain and operate in compliance with conditions of permits and other government authorizations. As such, the Company has developed policies and procedures with respect to environmental, safety and health, including the proper handling, storage and disposal of hazardous materials.

The Company is party to various environmental matters. These include obligations to investigate and mitigate the effects on the environment of the disposal of certain materials at various operating and non-operating sites. The Company is currently performing environmental assessments and remediation at these sites, as appropriate. In addition, prior to its acquisition, York was identified, along with others, by the Environmental Protection Agency as a potentially responsible party for remediation of a landfill site in York, PA. At this time, the Company has not been joined in any lawsuit or administrative order related to the site or its clean-up.

At September 30, 2002, an accrual of $12.2 million has been recorded for environmental remediation (of which $850,000 has been classified in other current liabilities), representing management's best estimate of the probable and reasonably estimable costs of the Company's known remediation obligations. The accrual, which reflects previously established reserves assumed with the acquisition of York and additional reserves recorded as a purchase accounting adjustment, does not consider the effects of inflation and anticipated expenditures are not discounted to their present value. While final resolution of these contingencies could result in costs different than current accruals, management believes the ultimate outcome will not have a significant effect on the Company's consolidated results of operations or financial position.

## ACQUISITIONS

On May 24, 2001, Matthews and York signed a merger agreement whereby Matthews would acquire 100% of the outstanding common shares of York for $10 cash per share. Matthews also agreed to pay up to an additional $1 cash per share based on excess cash (as defined in the merger agreement) remaining on York's balance sheet as of October 31, 2001. On December 3, 2001, this transaction was completed at $11 per share. At December 3, 2001, there were 8,940,950 shares of York common stock outstanding. The transaction was financed by Matthews through borrowings under a $125.0 million Revolving Credit Facility *(see "Liquidity and Capital Resources")*. The acquisition of York, which is the second leading casket manufacturer in the United States, is expected to expand Matthews' position in the death care industry. York operates as a wholly-owned subsidiary and separate segment of Matthews.

On May 24, 2001, Matthews acquired the commemorative products business of York for $45.0 million. The transaction was completed through the purchase of certain assets (pursuant to an asset purchase agreement) and stock of subsidiaries under the commemorative products segment of York (pursuant to a stock purchase agreement). As part of the transaction, Matthews acquired York's manufacturing facilities in Kingwood, West Virginia and Bryan, Texas. The acquisition of York is intended to expand Matthews' product offerings to the death care industry. The transaction was financed by Matthews through existing cash on hand and a $30.0 million bank loan under the Company's Revolving Credit and Term Loan Agreement *(see "Liquidity and Capital Resources")*.


$0.086
$0.091
$0.096
$0.101
$0.106
FY 98
FY 99
FY 00
FY 01
FY 02

**CASH DIVIDENDS**

Effective July 1, 2001, Matthews acquired a 75% interest in Rudolf, which is headquartered in Goslar, Germany. The purchase price of DM 24 million (U.S.$11.0 million) was paid in October 2001. In January 2001, Matthews acquired a 75% interest in Scholler, which is located in Nuremberg, Germany. In August 2000, Matthews purchased a 75% interest in Busek, which is headquartered in Vienna, Austria. Products and services of Rudolf, Scholler and Busek include pre-press packaging, digital and analog flexographic printing plates, design, artwork, lithography and color separation. The acquisitions of Rudolf, Scholler and Busek are an important part of the Matthews strategy to become a worldwide leader in the graphics industry and serve existing multinational customers on a global basis.

In October 2000, Matthews acquired certain assets and liabilities of The SLN Group, Inc. ("SLN"). SLN is a manufacturer and marketer of photo-etched metal plaques and water-jet cut letters and logos. The acquisition of SLN was intended to broaden Matthews' offerings for identification and recognition products. In November 2000, Matthews acquired Press Ready Plate, Inc. ("Press Ready"). Press Ready, located in Kansas City, Missouri, provides pre-press services and printing plates to the primary packaging industry. The acquisition of Press Ready was designed to increase Matthews' presence in the market for pre-press services used by the primary packaging industry.

Matthews has accounted for these acquisitions using the purchase method and, accordingly, recorded the acquired assets and liabilities at their estimated fair values at the acquisition dates. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill, which, until September 30, 2001, had been amortized on a straight-line basis over periods ranging from 20 to 25 years, except for Rudolf, which was acquired July 1, 2001 (subsequent to the effective date of SFAS No. 141). In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting (instead of pooling-of-interests) for all business combinations initiated after June 30, 2001. In addition, goodwill related to business combinations after June 30, 2001 is not amortized, but is subject to periodic review for impairment. Effective October 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, goodwill from acquisitions prior to July 1, 2001 is no longer amortized and is also subject to periodic review for impairment *(see "Results of Operations – Goodwill")*.

## DISPOSITION

On January 19, 2001, Matthews sold its fifty percent interest in Tukaiz. Proceeds to Matthews from the sale were $18.6 million, which included the repayment of intercompany debt of approximately $8.4 million. All intercompany debt provided by Matthews to Tukaiz, including a $5.5 million Subordinated Convertible Note, was repaid upon the closing of this transaction. The sale resulted in a pre-tax gain of $7.1 million, which has been reported in Special Items on the Consolidated Statement of Income.

## FORWARD-LOOKING INFORMATION

The Company's objective with respect to operating performance is to increase annual earnings per share in the range of 12% to 15% annually. For the past eight fiscal years, the Company has achieved an average annual increase in earnings per share of 15.1%.

Matthews International Corporation has a three-pronged strategy to attain the annual growth rate objective, which has remained unchanged from the prior year. This strategy consists of the following: internal growth (which includes new product development and the expansion into new markets with existing products), acquisitions and share repurchases under the Company's stock repurchase program *(see "Liquidity and Capital Resources")*.

Based on the expected impact of the Company's recent acquisitions, anticipated internal growth and the unfavorable impact of changes in pension and health care costs, the Company expects to achieve diluted earnings per share of $1.36 for the fiscal year ended September 30, 2003. In addition, the Company has scaled back the repurchases of its common stock and intends to concentrate its efforts at this time on using excess cash for the repayment of debt.

## FTC INVESTIGATION

Matthews received a preliminary inquiry from the Federal Trade Commission ("FTC") requesting information with respect to its acquisition and merger related activities during 2001 with York. On December 20, 2002, the Company was advised by the FTC that no further action was warranted by the FTC and the investigation has been closed.

## STOCK SPLIT

In August 2001, the Board of Directors declared a two-for-one stock split on the Company's Common Stock in the form of a 100% stock distribution. Shareholders' equity has been adjusted for the stock split by reclassifying from retained earnings to common stock the par value of the additional shares arising from the split. All per share amounts and numbers of shares have been adjusted in this report to reflect the stock split.

## CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, economic conditions, and in some cases, actuarial techniques. Actual results may differ from those estimates. A discussion of market risks affecting the Company can be found in "Quantitative and Qualitative Disclosures about Market Risk."

The Company's significant accounting policies are included in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. Management believes that the application of these policies on a consistent basis enables the Company to provide useful and reliable financial information about the company's operating results and financial condition. The following accounting policies involve significant estimates, which are considered critical to the preparation of the Company's consolidated financial statements for the year ended September 30, 2002.

### Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on an evaluation of specific customer accounts in which available facts and circumstances indicate collectibility may be a problem. In addition, the allowance includes a general reserve for all customers based on historical collection experience.

### Long-Lived Assets

Property, plant and equipment, goodwill and other intangible assets are carried at cost. Depreciation on property, plant and equipment is computed primarily on the straight-line method over the estimated useful lives of the assets. Under SFAS No. 142, goodwill is no longer amortized, but is subject to periodic review for impairment. Intangible assets are amortized over their estimated useful lives, unless such lives are considered to be indefinite. A significant decline in cash flows generated from these assets may result in a write-down of the carrying values of the related assets.

### Pension Costs

Pension assets and liabilities are determined on an actuarial basis and are affected by the market value of plan assets, estimates of the expected return on plan assets and the discount rate used to determine the present value of benefit obligations. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets, the expected return on plan assets and changes in the selected discount rate will affect the amount of pension cost.

### Estimated Finishing Costs

Estimated costs for finishing have been provided for bronze memorials, vases and granite bases which have been manufactured, sold to customers and placed in storage for future delivery.

### Environmental Reserve

Environmental liabilities are recorded when the Company's obligation is probable and reasonably estimable. Accruals for losses from environmental remediation obligations do not consider the effects of inflation, and anticipated expenditures are not discounted to their present value.

## LONG-TERM CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes the Company's contractual obligations at September 30, 2002, and the effect such obligations are expected to have on its liquidity and cash flows in future periods.

| | | Payments Due By: | | | |
|---|---|---|---|---|---|
| | Total | 2003 | 2004 to 2005 | 2006 to 2007 | After 2007 |
| Contractual Cash Obligations: | | | *(dollar amounts in thousands)* | | |
| Revolving credit facility | $ 84,500 | $ – | $84,500 | $ – | $ – |
| Notes payable to banks | 13,586 | 1,804 | 2,624 | 2,365 | 6,793 |
| Short-term borrowings | 4,150 | 4,150 | – | – | – |
| Capital lease obligations | 378 | 173 | 180 | 25 | – |
| Non-cancelable operating leases | 10,183 | 3,105 | 3,870 | 1,479 | 1,729 |
| Purchase obligation | 4,500[1] | – | 4,500 | – | – |
| Total contractual cash obligations | $117,297 | $9,232 | $95,674 | $3,869 | $8,522 |

[1]The Company has an obligation to purchase the remaining fifty percent interest in its 50% owned affiliate, O.N.E. Color Communications, LLC ("O.N.E.") no later than 2004. The purchase price is contingent on the attainment of certain operating performance levels of O.N.E. with such payment to be not less than $4.5 million. A liability has been recorded in the consolidated financial statements for the present value of the future minimum payout.

The Company believes that its current liquidity sources, combined with its operating cash flow and borrowing capacity, will be sufficient to meet its capital needs for the foreseeable future.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about the Company's market risk involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company has market risk related to changes in interest rates, commodity prices and foreign currency exchange rates. The Company does not use derivative financial instruments in connection with these market risks.

The Company's most significant long-term debt instrument, the Revolving Credit Facility, bears interest at variable rates based on LIBOR and the carrying amount of such debt approximates fair value. In the normal course of business, the Company is exposed to commodity price fluctuations related to the purchases of certain materials and supplies (such as bronze ingot, steel and wood) used in its manufacturing operations. The Company obtains competitive prices for materials and supplies when available. The Company is subject to foreign currency exchange rate changes in the conversion from local currencies to the U.S. dollar of the reported financial position and operating results of its non-U.S. based subsidiaries.

## SUBSEQUENT EVENT

Beginning with the first quarter of fiscal 2003, Matthews changed its internal reporting structure and will report five segments of business for financial reporting. In fiscal 2002, the Company reported four business segments: Bronze, Graphics Imaging, Marking Products and York Casket. The fifth business will be reported as the Cremation segment. The Cremation segment will consist of the Company's cremation equipment business (formerly part of the Bronze segment) located in Florida and the Company's cremation casket business (formerly part of the York Casket segment) located in Indiana. The objective of the new segment, which is expected to generate approximately $20 million in sales for fiscal 2003, is to focus on the fastest growing segment of the death care industry, which is cremation products and services and increase the Company's participation in this market.

## INFLATION

Inflation has not had a material impact on the Company over the past three years nor is it anticipated to have a material impact for the foreseeable future.

## ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to its requirements for recognition of a liability for costs associated with an exit or disposal activity. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for exit costs as defined in Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146, which is not expected to have a material impact on the Company's results of operations or financial position, will be effective for exit or disposal activities initiated after December 31, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, including long-lived assets to be held and used, long-lived assets to be disposed of other than by sale and long-lived assets to be disposed of by sale. This statement, which is effective for the Company's fiscal year ended September 30, 2003, is not expected to have a material impact on the Company's results of operations or financial position.

| *Dollar amounts in thousands, except per share data* | September 30, 2002 | 2001 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 57,101** | $ 28,691 |
| Short-term investments | **4,565** | 240 |
| Accounts receivable, net of allowance for doubtful accounts of $8,289 and $3,725, respectively | **66,239** | 52,086 |
| Inventories *(Note 3)* | **24,403** | 18,773 |
| Deferred income taxes | **1,741** | 1,241 |
| Other current assets | **1,971** | 1,297 |
| Total current assets | **156,020** | 102,328 |
| Investments *(Note 4)* | **4,699** | 18,048 |
| Property, plant and equipment, net *(Note 5)* | **75,143** | 49,009 |
| Deferred income taxes *(Note 11)* | **18,095** | 5,151 |
| Other assets | **10,274** | 9,831 |
| Goodwill | **144,960** | 104,585 |
| Other intangible assets, net of accumulated amortization of $290 | **13,410** | – |
| Total assets | **$422,601** | $288,952 |

*The accompanying notes are an integral part of these consolidated financial statements.*

| *Dollar amounts in thousands, except per share data* | September 30, 2002 | 2001 |
|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Long-term debt, current maturities | $ 6,127 | $ 5,023 |
| Trade accounts payable | 19,462 | 12,971 |
| Accrued compensation | 22,859 | 16,283 |
| Accrued income taxes | 4,114 | 4,962 |
| Customer prepayments | 2,675 | 6,130 |
| Accrued rebates | 9,697 | – |
| Accrued shutdown and relocation costs | 3,680 | – |
| Other current liabilities | 18,572 | 21,170 |
| Total current liabilities | 87,186 | 66,539 |
| Long-term debt *(Note 6)* | 96,487 | 40,726 |
| Estimated finishing costs | 6,811 | 7,401 |
| Postretirement benefits other than pensions *(Note 10)* | 17,907 | 18,639 |
| Environmental reserve *(Note 14)* | 11,300 | – |
| Other liabilities | 21,535 | 11,931 |
| Commitments and contingent liabilities *(Note 12)* | | |
| Shareholders' equity *(Notes 2, 7 and 8)*: | | |
| Class A common stock, $1.00 par value; authorized 70,000,000 shares; 36,333,992 shares issued | 36,334 | 36,334 |
| Preferred stock, $100 par value, authorized 10,000 shares, none issued | – | – |
| Additional paid-in capital | 2,119 | – |
| Retained earnings | 216,569 | 184,845 |
| Accumulated other comprehensive income (loss) | (15,216) | (8,983) |
| Treasury stock, 5,166,586 and 6,060,158 shares, respectively, at cost | (58,431) | (68,480) |
| Total shareholders' equity | 181,375 | 143,716 |
| Total liabilities and shareholders' equity | $422,601 | $288,952 |

*The accompanying notes are an integral part of these consolidated financial statements.*

| Dollar amounts in thousands, except per share data | For the Years Ended September 30, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Sales | $428,086 | $283,282 | $266,987 |
| Cost of sales | (267,722) | (163,846) | (148,898) |
| Gross profit | 160,364 | 119,436 | 118,089 |
| Selling expense | (43,468) | (38,100) | (42,923) |
| Administrative expense | (48,709) | (30,156) | (27,390) |
| Special items *(Note 19)* | – | 2,177 | – |
| Operating profit | 68,187 | 53,357 | 47,776 |
| Investment income | 1,587 | 2,365 | 1,828 |
| Interest expense | (4,171) | (1,647) | (1,488) |
| Other income (deductions), net | (119) | (279) | 125 |
| Minority interest | (3,027) | (2,338) | (2,303) |
| Income before income taxes and change in accounting | 62,457 | 51,458 | 45,938 |
| Income taxes *(Note 11)* | (24,225) | (19,859) | (18,015) |
| Income before cumulative effect of change in accounting | 38,232 | 31,599 | 27,923 |
| Cumulative effect of change in accounting, net of tax | (3,226) | – | – |
| Net income | $35,006 | $ 31,599 | $ 27,923 |
| Earnings per share before cumulative effect of change in accounting: | | | |
| Basic | $1.24 | $1.03 | $.90 |
| Diluted | $1.20 | $1.01 | $.88 |
| Earnings per share *(Notes 2 and 9)*: | | | |
| Basic | $1.14 | $1.03 | $.90 |
| Diluted | $1.10 | $1.01 | $.88 |

*The accompanying notes are an integral part of these consolidated financial statements.*

*Dollar amounts in thousands, except per share data*

| | Common Stock (Note 7) | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) (net of tax) | Treasury Stock | Total |
|---|---|---|---|---|---|---|
| Balance, September 30, 1999 | $18,167 | $ – | $152,099 | $ (4,025) | $(51,619) | $114,622 |
| Net income | – | – | 27,923 | – | – | 27,923 |
| Unrealized gains (losses) | – | – | – | 36 | – | 36 |
| Minimum pension liability | – | – | – | (727) | – | (727) |
| Translation adjustment | – | – | – | (4,468) | – | (4,468) |
| Total comprehensive income | | | | | | 22,764 |
| Treasury stock transactions: | | | | | | |
| Purchase of 1,018,492 shares | – | – | – | – | (13,225) | (13,225) |
| Issuance of 706,722 shares under stock plans | – | – | (2,355) | – | 8,028 | 5,673 |
| Dividends, $.096 per share | – | – | (2,978) | – | – | (2,978) |
| Balance, September 30, 2000 | 18,167 | – | 174,689 | (9,184) | (56,816) | 126,856 |
| Net income | – | – | 31,599 | – | – | 31,599 |
| Unrealized gains (losses) | – | – | – | 402 | – | 402 |
| Minimum pension liability | – | – | – | 787 | – | 787 |
| Translation adjustment | – | – | – | (988) | – | (988) |
| Total comprehensive income | | | | | | 31,800 |
| Treasury stock transactions: | | | | | | |
| Purchase of 778,462 shares | – | – | – | – | (12,305) | (12,305) |
| Issuance of 44,538 shares under stock plans | – | – | (198) | – | 641 | 443 |
| Stock split, two-for-one | 18,167 | – | (18,167) | – | – | – |
| Dividends, $.101 per share | – | – | (3,078) | – | – | (3,078) |
| Balance, September 30, 2001 | 36,334 | – | 184,845 | (8,983) | (68,480) | 143,716 |
| Net income | – | – | 35,006 | – | – | 35,006 |
| Unrealized gains (losses) | – | – | – | (342) | – | (342) |
| Minimum pension liability | – | – | – | (10,042) | – | (10,042) |
| Translation adjustment | – | – | – | 4,151 | – | 4,151 |
| Total comprehensive income | | | | | | 28,773 |
| Treasury stock transactions: | | | | | | |
| Purchase of 6,000 shares | – | – | – | – | (124) | (124) |
| Issuance of 899,572 shares under stock plans | – | 2,119 | – | – | 10,173 | 12,292 |
| Dividends, $.106 per share | – | – | (3,282) | – | – | (3,282) |
| **Balance, September 30, 2002** | **$36,334** | **$2,119** | **$216,569** | **$(15,216)** | **$(58,431)** | **$181,375** |

*The accompanying notes are an integral part of these consolidated financial statements.*

*Dollar amounts in thousands, except per share data*

| | For the Years Ended September 30, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Cash flows from operating activities: | | | |
| Net income | **$35,006** | $31,599 | $27,923 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **13,856** | 12,932 | 12,007 |
| Change in deferred taxes | **5,286** | 709 | 1,041 |
| Changes in working capital items *(Note 15)* | **(4,050)** | 768 | (2,917) |
| (Increase) decrease in other assets | **(3,786)** | (2,813) | (972) |
| Increase (decrease) in estimated finishing costs | **(590)** | 126 | 12 |
| Increase (decrease) in other liabilities | **(1,060)** | 107 | (594) |
| Decrease in postretirement benefits | **(376)** | (317) | (533) |
| Tax benefit on exercised stock options | **5,473** | 174 | 2,370 |
| Impairment losses | **5,776** | 2,824 | – |
| Loss on dispositions of assets | **401** | 248 | 570 |
| Gain on sale of subsidiary | **–** | (7,099) | – |
| Net (gain) loss on investments | **(456)** | (209) | 113 |
| Net cash provided by operating activities | **55,480** | 39,049 | 39,020 |
| Cash flows from investing activities: | | | |
| Capital expenditures | **(10,063)** | (7,264) | (7,674) |
| Proceeds from dispositions of assets | **3,228** | 75 | 366 |
| Proceeds from sale of subsidiary | **–** | 18,582 | – |
| Acquisitions, net of cash acquired | **(88,767)** | (63,567) | (12,245) |
| Purchases of investment securities | **(4,771)** | (12,883) | (6,967) |
| Proceeds from dispositions of investments | **13,730** | 10,553 | 2,053 |
| Payments on notes receivable | **–** | 7 | 48 |
| Net cash used in investing activities | **(86,643)** | (54,497) | (24,419) |
| Cash flows from financing activities: | | | |
| Proceeds from long-term debt | **126,433** | 32,430 | 3,943 |
| Payments on long-term debt | **(71,310)** | (1,320) | (5,401) |
| Proceeds from the sale of treasury stock | **6,819** | 269 | 3,303 |
| Purchases of treasury stock | **(124)** | (12,305) | (13,225) |
| Dividends | **(3,282)** | (3,078) | (2,978) |
| Net cash provided by (used in) financing activities | **58,536** | 15,996 | (14,358) |
| Effect of exchange rate changes on cash | **1,037** | (1,007) | (2,625) |
| Net change in cash and cash equivalents | **28,410** | (459) | (2,382) |
| Cash and cash equivalents at beginning of year | **28,691** | 29,150 | 31,532 |
| Cash and cash equivalents at end of year | **$57,101** | $28,691 | $29,150 |
| Cash paid during the year for: | | | |
| Interest | **$ 3,952** | $ 1,630 | $ 1,488 |
| Income taxes | **10,080** | 13,227 | 15,618 |

*The accompanying notes are an integral part of these consolidated financial statements.*

*Dollar amounts in thousands, except per share data*

## NOTE 1 ~ NATURE OF OPERATIONS

Matthews International Corporation ("Matthews"), founded in 1850 and incorporated in Pennsylvania in 1902, is a designer, manufacturer and marketer principally of memorialization products and caskets for the cemetery and funeral home industries and custom-made products which are used to identify people, places, products and events. In fiscal 2002, the Company's products and operations were comprised of four business segments: Bronze, Graphics Imaging, Marking Products, and York Casket. The Bronze segment is a leading manufacturer of cast bronze memorials and other memorialization products, crematories and cremation-related products and is a leading builder of mausoleums in the United States. The Graphics Imaging segment manufactures and provides printing plates, pre-press services and imaging systems for the corrugated and flexible packaging industries. The Marking Products segment designs, manufactures and distributes a wide range of equipment and consumables for identifying various consumer and industrial products, components and packaging containers. On December 3, 2001, the Company acquired The York Group, Inc. ("York"). York is the second leading casket manufacturer in the United States *(see Note 17)*. York operates as a wholly-owned subsidiary and separate segment of Matthews. Beginning with the first quarter of fiscal 2003, Matthews changed its internal reporting structure and will report five segments of business for financial reporting. The fifth business will be reported as the Cremation segment *(see Note 16)*.

The Company has manufacturing and marketing facilities in the United States, Australia, Canada and Europe.

## NOTE 2 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Principles of Consolidation:** The consolidated financial statements include all majority-owned foreign and domestic subsidiaries. The consolidated financial statements also include the accounts of the Company's 50%-owned affiliates, O.N.E. Color Communications, L.L.C. ("O.N.E.") and S+T GmbH & Co. KG ("S+T"). All intercompany accounts and transactions have been eliminated.

**Use of Estimates:** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Stock Split:** In August 2001, the Board of Directors declared a two-for-one stock split on the Company's Class A and Class B Common Stock in the form of a 100% stock distribution. Shareholders' equity has been adjusted for the stock split by reclassifying from retained earnings to common stock the par value of the additional shares arising from the split. All per share amounts and numbers of shares have been adjusted in this report to reflect the stock split.

**Foreign Currency:** Balance sheet accounts for foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the consolidated balance sheet date. Gains or losses that result from this process are recorded in other comprehensive income. The cumulative translation adjustment at September 30, 2002 and 2001 was a reduction in accumulated other comprehensive income of $5,256 and $9,407, respectively. The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average exchange rates that prevailed during the period.

**Cash and Cash Equivalents:** For purposes of the consolidated statement of cash flows, the Company considers all investments purchased with a remaining maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturities of these instruments.

**Inventories:** Inventories are stated at the lower of cost or market with cost generally determined under the average cost method.

*Dollar amounts in thousands, except per share data*

**Property, Plant and Equipment:** Property, plant and equipment are carried at cost. Depreciation is computed primarily on the straight-line method over the estimated useful lives of the assets, which generally range from 10 to 45 years for buildings and 3 to 12 years for machinery and equipment. Gains or losses from the disposition of assets are generally included in other income or other deductions from income. The cost of maintenance and repairs is charged against income as incurred. Renewals and betterments of a nature considered to extend the useful lives of the assets are capitalized.

**Goodwill and Other Intangible Assets:** Prior to fiscal 2002, goodwill, which represents the excess of cost over the estimated fair value of net assets of acquired businesses, was amortized using the straight-line method over periods ranging from 10 to 25 years. Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under this standard, goodwill is no longer amortized, but is subject to periodic review for impairment. Intangible assets are amortized over their estimated useful lives unless such lives are considered to be indefinite.

**Estimated Finishing Costs:** Estimated costs for finishing have been provided for bronze memorials, vases and granite bases which have been manufactured, sold to customers and placed in storage for future delivery.

**Environmental:** Costs that mitigate or prevent future environmental issues or extend the life or improve equipment utilized in current operations are capitalized and depreciated on a straight-line basis over the estimated useful lives of the related assets. Costs that relate to current operations or an existing condition caused by past operations are expensed. Environmental liabilities are recorded when the Company's obligation is probable and reasonably estimable. Accruals for losses from environmental remediation obligations do not consider the effects of inflation, and anticipated expenditures are not discounted to their present value.

**Treasury Stock:** Treasury stock is carried at cost. The cost of treasury shares sold is determined under the average cost method.

**Income Taxes:** Deferred tax assets and liabilities are provided for the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income taxes for U.S. tax purposes have not been provided on the undistributed earnings of foreign subsidiaries, as such earnings are considered to be reinvested indefinitely. At September 30, 2002, undistributed earnings for which deferred U.S. income taxes have not been provided approximated $19,018. Determination of the amount of unrecognized U.S. deferred tax liability on these unremitted earnings is not practical as any taxes paid upon distribution to the Company would be offset, at least in part, by foreign tax credits under U.S. tax regulations.

**Revenue Recognition:** Revenues are generally recognized when title and risk of loss pass to the customer, which is generally at the time of product shipment, except for construction revenues which are recognized under the percentage-of-completion method of accounting. The Company offers rebates to certain customers participating in volume purchase programs. Rebates are estimated and recorded as a reduction in sales at the time the Company's products are sold.

**Research and Development Expenses:** Research and development costs are expensed as incurred and approximated $2,800, $2,500 and $1,900 for the years ended September 30, 2002, 2001 and 2000, respectively.

**Earnings Per Share:** Basic earnings per share is computed by dividing net income by the average number of common shares outstanding. Diluted earnings per share is computed using the treasury stock method, which assumes the issuance of common stock for all dilutive securities.

**Reclassifications:** Certain reclassifications have been made to the financial statements for the years ended September 30, 2001 and 2000 to conform to the current year presentation.

*Dollar amounts in thousands, except per share data*

## NOTE 3 ~ INVENTORIES

Inventories at September 30 consisted of the following:

| | 2002 | 2001 |
|---|---|---|
| Materials and finished goods | **$22,320** | $16,816 |
| Labor and overhead in process | **1,606** | 1,520 |
| Supplies | **477** | 437 |
| | **$24,403** | $18,773 |

## NOTE 4 ~ INVESTMENTS

Investment securities are recorded at estimated market value at the consolidated balance sheet date and are classified as available-for-sale. Short-term investments consisted principally of corporate obligations with purchased maturities of over three months but less than one year. The cost of short-term investments approximated market value at September 30, 2002 and 2001. Investments classified as non-current consisted of securities of the U.S. government and its agencies and corporate obligations with purchased maturities in the range of one to five years. Accrued interest on all investment securities was classified with short-term investments.

At September 30, 2002 and 2001, investments classified as non-current were as follows:

| | Book Value (Amortized Cost) | Gross Unrealized Gains | Gross Unrealized Losses | Market Value |
|---|---|---|---|---|
| **September 30, 2002:** | | | | |
| U.S. government and its agencies | $1,184 | $ 52 | $ – | $1,236 |
| Corporate obligations | 1,255 | 69 | – | 1,324 |
| Other | 487 | – | – | 487 |
| Total | $2,926 | $121 | $ – | $3,047 |
| **September 30, 2001:** | | | | |
| U.S. government and its agencies | $ 8,281 | $ 429 | $ – | $ 8,710 |
| Corporate obligations | 6,171 | 266 | – | 6,437 |
| Other | 93 | – | – | 93 |
| Total | $14,545 | $695 | $ – | $15,240 |

Unrealized gains and losses on investment securities, including related deferred taxes, are reflected in accumulated other comprehensive income. Realized gains and losses are based on the specific identification method and are recorded in investment income. Realized gains (losses) for fiscal 2002, 2001 and 2000 were $456, $225 and $(30), respectively. Bond premiums and discounts are amortized on the straight-line method, which does not significantly differ from the interest method.

*Dollar amounts in thousands, except per share data*

In addition, investments included the Company's 49% ownership interest in Applied Technology Developments, Ltd. ("ATD"), which was $647 at September 30, 2002 and 2001. The investment in ATD is recorded under the equity method of accounting. Income under the equity method of accounting is recorded in investment income. Investments also included ownership interests in various entities of less than 20%, which totaled $1,005 and $2,161 at September 30, 2002 and 2001, respectively. Investments of less than 20% ownership interest are recorded under the cost method of accounting.

## NOTE 5 ~ PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and the related accumulated depreciation at September 30, 2002 and 2001 were as follows:

| | 2002 | 2001 |
|---|---|---|
| Buildings | **$ 35,562** | $25,666 |
| Machinery and equipment | **88,916** | 65,515 |
| | **124,478** | 91,181 |
| Less accumulated depreciation | **(56,163)** | (46,409) |
| | **68,315** | 44,772 |
| Land | **5,379** | 3,159 |
| Construction in progress | **1,449** | 1,078 |
| | **$ 75,143** | $49,009 |

## NOTE 6 ~ LONG-TERM DEBT

Long-term debt at September 30, 2002 and 2001 consisted of the following:

| | 2002 | 2001 |
|---|---|---|
| Revolving Credit Facility | **$ 84,500** | $ – |
| Revolving Credit and Term Loan Agreement | **–** | 30,000 |
| Note payable to bank, 4.145% | **8,072** | 8,082 |
| Note payable to bank, 4.0% | **5,514** | 3,395 |
| Short-term borrowings | **4,150** | 4,073 |
| Capital lease obligations | **378** | 199 |
| | **102,614** | 45,749 |
| Less current maturities | **(6,127)** | (5,023) |
| | **$ 96,487** | $40,726 |

Until December 3, 2001, the Company had a Revolving Credit and Term Loan Agreement. Under terms of the agreement, the Company could borrow principal amounts up to $30,000 in the aggregate at LIBOR plus .75%. At September 30, 2001, outstanding borrowings under this agreement totaled $30,000 at an interest rate of 3.36%.

*Dollar amounts in thousands, except per share data*

On December 3, 2001, the Company entered into a Revolving Credit Facility for $125,000 with a syndicate of four financial institutions. Borrowings under the facility, which matures on November 30, 2004, bear interest at LIBOR plus a factor ranging from .75% to 1.5% based on the Company's leverage ratio. The leverage ratio is defined as net indebtedness divided by EBITDA (earnings before interest, taxes, depreciation and amortization). The Company is required to pay an annual commitment fee ranging from .20% to .375% (based on the Company's leverage ratio) of the unused portion of the facility. The Revolving Credit Facility requires the Company to maintain minimum levels of consolidated net worth and fixed charge and interest coverage ratios. A portion of the facility (not to exceed $10,000) is available for the issuance of trade and standby letters of credit. The Revolving Credit Facility replaced the existing Revolving Credit and Term Loan Agreement. The Company borrowed $124,500 under the Revolving Credit Facility on December 3, 2001 in connection with the acquisition of York, and for the repayment of all amounts outstanding under the Revolving Credit and Term Loan Agreement. Outstanding borrowings on the Revolving Credit Facility at September 30, 2002 were $84,500. The interest rate on outstanding borrowings at September 30, 2002 was 3.09%.

In June 1999, Caggiati S.p.A. borrowed Lit. 20.2 billion (U.S.$10,900) from an Italian bank, UniCredito Italiano, Parma, Italy. The loan amortization period is 15 years with interest at an annual rate of 4.145%, subject to renewal after five and ten years at an interest rate approximating current market rates. In June 2000, a deferred payment due in connection with the purchase of Caggiati S.p.A. was financed through a bank loan of Lit. 7.9 billion (U.S.$3,600). The loan amortization period is 14 years, subject to renewal after five and ten years, with a variable interest rate which approximates market. The interest rate on this loan was 4.0% at September 30, 2002.

In fiscal 2002, Caggiati S.p.A. obtained additional financing of 2.1 million Euros (U.S.$2,024) through two bank loans. The first loan was obtained in June 2002 for 1.0 million Euros and has an amortization period of 18 months with interest at 4.0%. The second loan was obtained in September 2002 for 1.1 million Euros and has an amortization period of five years with interest at 4.0%.

Aggregate maturities of long-term debt, including short-term borrowings and capital leases, follows:

| | |
|---|---|
| 2003 | $ 6,127 |
| 2004 | 86,065 |
| 2005 | 1,239 |
| 2006 | 1,195 |
| 2007 | 1,195 |
| Thereafter | 6,793 |
| | $102,614 |

The carrying amounts of the Company's borrowings under its financing arrangements approximated their fair value.

Long-term debt, current maturities, also included short-term borrowings by Caggiati S.p.A. of $4,150 and $4,073 at September 30, 2002 and 2001, respectively. These short-term borrowings consisted principally of several line of credit arrangements for working capital requirements. The weighted-average interest rate on these borrowings, which are collateralized by certain trade accounts receivable, was 3.5% at September 30, 2002.

The Company has a line of credit of $500 (Canadian dollars), which provides for borrowings at the bank's prime interest rate. There were no borrowings outstanding on this line of credit at September 30, 2002 and 2001. Caggiati S.p.A. has four lines of credit totaling 11.8 million Euros (U.S. $11,700) with various banks. Outstanding borrowings on these lines at September 30, 2002 and 2001 were $4,150 and $4,073, respectively.

## NOTE 7 ~ SHAREHOLDERS' EQUITY

The authorized common stock of the Company consists of 70,000,000 shares of Class A Common Stock, $1 par value. Prior to September 2001, the authorized common stock of the Company was divided into two classes consisting of Class A Common Stock, 70,000,000 shares, $1 par value, and Class B Common Stock, 30,000,000 shares, $1 par value. Shares of Class A stock have one vote per share and are freely transferable subject to applicable securities laws. Shares of Class B stock had ten votes per share and were only transferable by a shareholder to the Company or to an active employee of the Company. In September 2001, the number of outstanding shares of Class B stock declined below 5% of the aggregate outstanding shares of Class A and Class B stock. As a result, in accordance with the Company's Restated Articles of Incorporation,

*Dollar amounts in thousands, except per share data*

all shares of Class B stock were immediately converted to an equivalent number of shares of Class A stock. During fiscal 2000, 512,188 shares of Class B Common Stock were exchanged for an equal number of shares of Class A Common Stock.

The Company has a stock repurchase program, which was initiated in 1996. Under the program, the Company's Board of Directors has authorized the repurchase of a total of 8,000,000 shares (adjusted for stock splits) of Matthews common stock, of which 7,085,072 shares have been repurchased as of September 30, 2002. The buy-back program is designed to increase shareholder value, enlarge the Company's holdings of its common stock, and add to earnings per share. Repurchased shares may be retained in treasury, utilized for acquisitions, or reissued to employees or other purchasers, subject to the restrictions of the Company's Restated Articles of Incorporation.

At September 30, 2000, shareholders' equity included notes receivable from employees, which resulted from purchases of common stock by designated employees under the Employees' Stock Purchase Plan. All outstanding amounts under these notes were paid in full during fiscal 2001.

Comprehensive income consists of net income adjusted for changes, net of any related income tax effect, in cumulative foreign currency translation, unrealized investment gains and losses and minimum pension liability.

## NOTE 8 ~ STOCK PLANS

The Company has a stock incentive plan that provides for grants of incentive stock options, nonstatutory stock options and restricted share awards in an aggregate number not to exceed 15% of the outstanding shares of the Company's common stock. The plan is administered by the Compensation Committee of the Board of Directors. The option price for each stock option that may be granted under the plan may not be less than the fair market value of the Company's common stock on the date of grant. The aggregate number of shares of the Company's common stock that may be issued upon exercise of outstanding stock options was 4,675,111 shares at September 30, 2002.

Outstanding stock options are exercisable in various share amounts based on the attainment of certain market value levels of Class A Common Stock but, in the absence of such events, are exercisable in full for a one-week period beginning five years from the date of grant. In addition, options granted after September 1996 vest in one-third increments after three, four and five years, respectively, from the grant date (but, in any event, not until the attainment of the certain market value levels described above). The options expire on the earlier of ten years from the date of grant, upon employment termination, or within specified time limits following voluntary employment termination (with the consent of the Company), retirement or death.

The Company has elected to account for its stock incentive plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." If compensation cost had been determined under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and diluted earnings per share would have been as follows:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Net income, as reported | **$35,006** | $31,599 | $27,923 |
| Net income, pro forma | **33,620** | 30,198 | 26,357 |
| Earnings per share, as reported | **$1.10** | $1.01 | $.88 |
| Earnings per share, pro forma | **1.06** | .97 | .84 |

The weighted-average fair value of options granted was $7.77 per share in 2002, $5.28 per share in 2001 and $5.37 per share in 2000.

The fair value of each option grant is estimated on the date of grant using a Black-Scholes based pricing model with the following assumptions:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Expected volatility | **26.7%** | 27.0% | 26.0% |
| Dividend yield | **1.0%** | 0.8% | 0.8% |
| Average risk-free interest rate | **3.0%** | 4.5% | 5.8% |
| Average expected term (years) | **7.6** | 8.1 | 8.3 |

*Dollar amounts in thousands, except per share data*

The transactions for shares under options were as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Outstanding, beginning of year: | | | |
| Number | **3,698,866** | 3,397,866 | 3,898,700 |
| Weighted-average exercise price | **$10.92** | $10.53 | $ 9.34 |
| Granted: | | | |
| Number | **459,700** | 402,000 | 223,100 |
| Weighted-average exercise price | **$24.55** | $14.03 | $12.84 |
| Exercised: | | | |
| Number | **898,700** | 43,666 | 701,002 |
| Weighted-average exercise price | **$ 7.58** | $ 6.05 | $ 4.64 |
| Expired or forfeited: | | | |
| Number | **43,433** | 57,334 | 22,932 |
| Weighted-average exercise price | **$13.14** | $13.43 | $10.91 |
| Outstanding, end of year: | | | |
| Number | **3,216,433** | 3,698,866 | 3,397,866 |
| Weighted-average exercise price | **$13.77** | $10.92 | $10.53 |
| Exercisable, end of year: | | | |
| Number | **1,187,077** | 1,103,955 | 585,254 |
| Weighted-average exercise price | **$ 9.84** | $ 7.27 | $ 6.48 |
| Shares reserved for future options, end of year | **1,458,678** | 842,209 | 1,253,298 |

The following tables summarize certain stock option information at September 30, 2002

**Options outstanding:**

| Range of exercise price | Number | Weighted-average remaining life | Weighted-average exercise price |
|---|---|---|---|
| $3.56 | 60,000 | 2.2 | $ 3.56 |
| $7.03 – $8.69 | 548,334 | 4.2 | 7.07 |
| $10.70 | 283,233 | 5.2 | 10.70 |
| $13.84 – $15.34 | 251,166 | 6.1 | 13.90 |
| $12.84 and $13.98 | 1,225,800 | 6.5 | 13.82 |
| $14.03 | 388,200 | 8.1 | 14.03 |
| $24.37 and $28.49 | 459,700 | 9.3 | 24.55 |
| | 3,216,433 | 6.5 | $13.77 |

**Options exercisable:**

| Range of exercise price | Number | Weighted-average exercise price |
|---|---|---|
| $3.56 | 60,000 | $ 3.56 |
| $7.03 – $8.69 | 548,334 | 7.07 |
| $10.70 | 150,233 | 10.70 |
| $13.84 – $15.34 | 428,510 | 13.97 |
| | 1,187,077 | $ 9.84 |

*Dollar amounts in thousands, except per share data*

Under the Company's Director Fee Plan, directors who are not also officers of the Company each receive, as an annual retainer fee, shares of the Company's Class A Common Stock equivalent to approximately $16. Directors may also elect to receive the common stock equivalent of meeting fees. Each director may elect to be paid these shares on a current basis or have such shares credited to a deferred stock account as phantom stock, with such shares to be paid to the director subsequent to leaving the Board. The value of deferred shares is recorded in other liabilities. Shares deferred under the Director Fee Plan at September 30, 2002, 2001 and 2000 were 56,288, 53,218 and 48,014, respectively.

## NOTE 9 ~ EARNINGS PER SHARE

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net income | **$35,006** | $31,599 | $27,923 |
| Weighted-average common shares outstanding | **30,765,177** | 30,560,339 | 31,031,016 |
| Dilutive securities, primarily stock options | **1,030,813** | 759,715 | 672,138 |
| Diluted weighted-average common shares outstanding | **31,795,990** | 31,320,054 | 31,703,154 |
| Basic earnings per share | **$1.14** | $1.03 | $ .90 |
| Diluted earnings per share | **$1.10** | $1.01 | $.88 |
| Diluted earnings per share before change in accounting | **$1.20** | $1.01 | $.88 |

## NOTE 10 ~ PENSION AND OTHER POSTRETIREMENT PLANS

The Company provides defined benefit pension and other postretirement plans to certain employees. Net periodic pension and other postretirement benefit (income) cost for the plans included the following:

| | Pension | | | Other Postretirement | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | **2002** | 2001 | 2000 |
| Service cost | **$2,948** | $3,059 | $2,452 | **$ 357** | $ 303 | $ 268 |
| Interest cost | **4,619** | 4,384 | 3,955 | **916** | 913 | 882 |
| Expected return on plan assets | **(6,461)** | (8,807) | (6,100) | **–** | – | – |
| Amortization: | | | | | | |
| Transition asset | **–** | – | (404) | **–** | – | – |
| Prior service cost | **162** | 162 | 162 | **(1,009)** | (1,009) | (1,009) |
| Net actuarial (gain) loss | **–** | (1,948) | (430) | **114** | 136 | 137 |
| Net benefit cost (income) | **$1,268** | $(3,150) | $ (365) | **$ 378** | $ 343 | $ 278 |

*Dollar amounts in thousands, except per share data*

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

| | Pension | | Other Postretirement | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| Change in benefit obligation: | | | | |
| Benefit obligation, beginning | $67,856 | $60,196 | $13,569 | $ 12,983 |
| Acquisition | – | 5,282 | – | – |
| Service cost | 2,948 | 3,059 | 357 | 303 |
| Interest cost | 4,619 | 4,384 | 916 | 913 |
| Assumption changes | (1) | (207) | 534 | 336 |
| Actuarial (gain) loss | (1,017) | (1,747) | 1,119 | (306) |
| Benefit payments | (3,430) | (3,111) | (754) | (660) |
| Benefit obligation, ending | 70,975 | 67,856 | 15,741 | 13,569 |
| Change in plan assets: | | | | |
| Fair value, beginning | 74,059 | 98,108 | – | – |
| Acquisition | – | 5,690 | – | – |
| Actual return | (20,820) | (26,934) | – | – |
| Benefit payments | (3,430) | (3,111) | (754) | (660) |
| Employer contributions | 3,874 | 306 | 754 | 660 |
| Fair value, ending | 53,683 | 74,059 | – | – |
| Funded status | (17,292) | 6,203 | (15,741) | (13,569) |
| Unrecognized actuarial (gain) loss | 25,627 | (669) | 4,402 | 2,863 |
| Unrecognized prior service cost | 411 | 574 | (7,740) | (8,750) |
| Net amount recognized | $ 8,746 | $ 6,108 | $(19,079) | $(19,456) |
| Amounts recognized in the balance sheet: | | | | |
| Prepaid pension cost | $11,581 | $ 8,751 | $ – | $ – |
| Accrued benefit liability | (19,674) | (2,643) | (19,079) | (19,456) |
| Intangible asset | 377 | – | – | – |
| Accumulated other comprehensive income | 16,462 | – | – | – |
| Net amount recognized | $ 8,746 | $ 6,108 | $(19,079) | $(19,456) |

The Company has an unfunded defined benefit pension plan which had a benefit obligation at September 30, 2002 and 2001 of $2,934 and $2,923, respectively. In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the Company recorded an obligation at September 30, 2002 for the underfunded status of the pension plans, principally through a charge to accumulated other comprehensive income.

*Dollar amounts in thousands, except per share data*

Weighted-average assumptions for the pension and other postretirement benefit plans were:

| | Pension | | | Other Postretirement | | |
|---|---|---|---|---|---|---|
| | **2002** | 2001 | 2000 | **2002** | 2001 | 2000 |
| Discount rate | **7.00%** | 7.00% | 7.25% | **7.00%** | 7.00% | 7.25% |
| Return on plan assets | **9.00** | 9.00 | 9.00 | **–** | – | – |
| Compensation increase | **4.25** | 4.25 | 4.50 | **4.25** | 4.25 | 4.50 |

For measurement purposes, annual rates of increase of 12.0% and 18.0% in the per capita cost of health care benefits for Medicare HMO Plans and all other plans, respectively, were assumed for 2002; the rates were assumed to decrease gradually to 5.0% for 2008 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported. An increase in the assumed health care cost trend rates by one percentage point would have increased the accumulated postretirement benefit obligation as of September 30, 2002 by $571 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $71. A decrease in the assumed health care cost trend rates by one percentage point would have decreased the accumulated postretirement benefit obligation as of September 30, 2002 by $503 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $62.

## NOTE 11 ~ INCOME TAXES

The provision for income taxes (before cumulative effect of change in accounting) consisted of the following:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Current: | | | |
| Federal | **$14,531** | $13,694 | $11,940 |
| State | **1,907** | 2,006 | 1,843 |
| Foreign | **2,812** | 3,435 | 2,761 |
| | **19,250** | 19,135 | 16,544 |
| Deferred | **4,975** | 724 | 1,471 |
| Total | **$24,225** | $19,859 | $18,015 |

*Dollar amounts in thousands, except per share data*

The components of the net deferred tax asset at September 30 were as follows:

| | 2002 | 2001 |
|---|---|---|
| Deferred tax assets: | | |
| Postretirement benefits | $ 7,441 | $ 7,588 |
| Environmental reserve | 4,820 | 222 |
| Bad debt reserve | 3,600 | 946 |
| Deferred compensation | 3,138 | 1,454 |
| Pension costs | 3,093 | (2,268) |
| Impairments/other provisions | 2,369 | 526 |
| Estimated finishing costs | 2,304 | 2,524 |
| Accrued vacation pay | 1,450 | 933 |
| Accrued rebates | 868 | – |
| Other | 1,701 | 725 |
| | 30,784 | 12,650 |
| Deferred tax liabilities: | | |
| Depreciation | (6,675) | (3,212) |
| Goodwill amortization | (4,220) | (2,775) |
| Unrealized investment gain | (53) | (271) |
| | (10,948) | (6,258) |
| Net deferred tax asset | 19,836 | 6,392 |
| Less current portion | (1,741) | (1,241) |
| | $18,095 | $ 5,151 |

The components of the provision for deferred income taxes were as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Postretirement benefits | $ 147 | $ 99 | $ 207 |
| Environmental reserve | 141 | – | – |
| Bad debt reserve | 208 | (506) | 85 |
| Deferred compensation | 766 | 51 | 444 |
| Pension costs | 1,059 | 1,473 | 233 |
| Impairments/other provisions | 189 | (53) | (78) |
| Estimated finishing costs | 220 | (170) | (31) |
| Accrued vacation pay | 55 | 131 | (15) |
| Accrued rebates | 699 | – | – |
| Depreciation | 293 | (186) | 244 |
| Goodwill amortization | 1,445 | 26 | (4) |
| Foreign subsidiary losses, net | – | – | 170 |
| Other | (247) | (141) | 216 |
| | $4,975 | $ 724 | $1,471 |

*Dollar amounts in thousands, except per share data*

The reconciliation of the federal statutory tax rate to the consolidated effective tax rate was as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Federal statutory tax rate | **35.0%** | 35.0% | 35.0% |
| Effect of state income taxes, net of federal deduction | **2.7** | 2.6 | 2.8 |
| Foreign taxes in excess of federal statutory rate | **.6** | .4 | .5 |
| Goodwill amortization | **.2** | .4 | .5 |
| Other | **.3** | .2 | .4 |
| Effective tax rate | **38.8%** | 38.6% | 39.2% |

The Company's foreign subsidiaries had income before income taxes for the years ended September 30, 2002, 2001 and 2000 of approximately $10,200, $8,400 and $7,000, respectively.

## NOTE 12 ~ COMMITMENTS AND CONTINGENT LIABILITIES

The Company operates various production and office facilities and equipment under operating lease agreements. Annual rentals under these and other operating leases were $5,400, $4,300 and $3,700 in 2002, 2001 and 2000, respectively. Future minimum rental commitments under non-cancelable operating lease arrangements for fiscal years 2003 through 2007 are $3,105, $2,292, $1,578, $768 and $711, respectively, and $1,729 thereafter.

The Company is party to various legal proceedings, the eventual outcome of which are not predictable. It is possible that an unfavorable resolution of these matters could have a material impact to the Company. Although the ultimate disposition of these proceedings is not presently determinable, management is of the opinion that they should not result in liabilities in an amount which would materially affect the Company's consolidated financial position, results of operations or cash flows.

The Company has employment agreements with certain employees, the terms of which expire at various dates between 2003 and 2006. The agreements generally provide for base salary and bonus levels and include a non-compete clause. The aggregate commitment for salaries under these agreements at September 30, 2002 was approximately $1,500.

## NOTE 13 ~ RESTRUCTURING AND RELOCATION COSTS

Accrued reserves for restructuring and relocation costs were $3,680 at September 30, 2002. These reserves have been provided for the restructuring, sale or closure of certain of York's operations and facilities, including the disposition of York's remaining distribution operations and the relocation of York's administrative functions to Pittsburgh, Pennsylvania. The accrued liability includes previously established reserves assumed with the acquisition of York as well as reserves recorded for costs to be incurred as a result of the acquisition. The majority of the restructuring and relocation activities included in the reserves are expected to be completed during fiscal 2003.

Restructuring reserves recorded for costs to be incurred as a result of the acquisition were recorded as a purchase accounting adjustment and did not affect the fiscal 2002 operating results of the Company. Accrued costs of $665 related to the relocation of York's administrative functions to Pittsburgh were expensed during fiscal 2002. Other accrued costs related to the relocation were recorded as a purchase accounting adjustment.

*Dollar amounts in thousands, except per share data*

## NOTE 14 ~ ENVIRONMENTAL MATTERS

The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations impose limitations on the discharge of materials into the environment and require the Company to obtain and operate in compliance with conditions of permits and other government authorizations. As such, the Company has developed policies and procedures with respect to environmental, safety and health, including the proper handling, storage and disposal of hazardous materials.

The Company is party to various environmental matters. These include obligations to investigate and mitigate the effects on the environment of the disposal of certain materials at various operating and non-operating sites. The Company is currently performing environmental assessments and remediation at these sites, as appropriate. In addition, prior to its acquisition, York was identified, along with others, by the Environmental Protection Agency as a potentially responsible party for remediation of a landfill site in York, PA. At this time, the Company has not been joined in any lawsuit or administrative order related to the site or its clean-up.

At September 30, 2002, an accrual of $12,150 has been recorded for environmental remediation (of which $850 has been classified in other current liabilities), representing management's best estimate of the probable and reasonably estimable costs of the Company's known remediation obligations. The accrual, which reflects previously established reserves assumed with the acquisition of York and additional reserves recorded as a purchase accounting adjustment, does not consider the effects of inflation and anticipated expenditures are not discounted to their present value. While final resolution of these contingencies could result in costs different than current accruals, management believes the ultimate outcome will not have a significant effect on the Company's consolidated results of operations or financial position.

## NOTE 15 ~ SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items as presented in the Consolidated Statement of Cash Flows consisted of the following:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current assets: | | | |
| Accounts receivable | **$2,906** | $(4,854) | $1,603 |
| Inventories | **1,301** | 728 | (574) |
| Other current assets | **(417)** | 709 | 109 |
| | **3,790** | (3,417) | 1,138 |
| Current liabilities: | | | |
| Trade accounts payable | **(2,910)** | 806 | 145 |
| Accrued compensation | **1,232** | (680) | (1,399) |
| Accrued income taxes | **(1,623)** | 4,503 | (548) |
| Customer prepayments | **(3,456)** | 257 | (950) |
| Accrued rebates | **642** | – | – |
| Accrued shutdown | **(251)** | – | – |
| Other current liabilities | **(1,474)** | (701) | (1,303) |
| | **(7,840)** | 4,185 | (4,055) |
| Net change | **$(4,050)** | $768 | $(2,917) |

In July 2001, Matthews acquired a 75% interest in Rudolf Reproflex GmbH *(see Note 17)*. The purchase price of DM 24.0 million (U.S.$11,000), which was paid in October 2001, was recorded in other current liabilities at September 30, 2001 and reflected as a non-cash adjustment in the Consolidated Statement of Cash Flows.

*Dollar amounts in thousands, except per share data*

## NOTE 16 ~ SEGMENT INFORMATION

In fiscal 2002, the Company was organized into four business segments based on products and services. The segments, which are Bronze, Graphics Imaging, Marking Products, and York Casket are described under Nature of Operations *(Note 1)*. Management evaluates segment performance based on operating profit (before income taxes) and does not allocate non-operating items such as investment income, interest expense, other income (deductions), net and minority interest.

The accounting policies of the segments are the same as those described in Summary of Significant Accounting Policies *(Note 2)*. Intersegment sales are accounted for at negotiated prices. Operating profit is total revenue less operating expenses. Segment assets include those assets that are used in the Company's operations within each segment. Assets classified under Other principally consist of cash and cash equivalents, investments, deferred income taxes and corporate headquarters' assets. Long-lived assets include property, plant and equipment (net of accumulated depreciation), goodwill, and other intangible assets (net of accumulated amortization).

Beginning with the first quarter of fiscal 2003, Matthews changed its internal reporting structure and will report five segments of business. The fifth business will be reported as the Cremation segment. The Cremation segment will consist of the Company's cremation equipment business (formerly part of the Bronze segment) located in Florida and the Company's cremation casket business (formerly part of the York Casket segment) located in Indiana.

Information about the Company's segments follows:

| | Graphics Imaging | Marking Products | Bronze | York Casket | Other | Consolidated |
|---|---|---|---|---|---|---|
| Sales to external customers: | | | | | | |
| **2002** | **$94,814** | **$28,668** | **$197,098** | **$107,506** | **$ –** | **$428,086** |
| 2001 | 89,568 | 29,636 | 164,078 | – | – | 283,282 |
| 2000 | 92,169 | 32,450 | 142,368 | – | – | 266,987 |
| Intersegment sales: | | | | | | |
| **2002** | **9** | **46** | **10** | **–** | **–** | **65** |
| 2001 | 5 | 46 | 26 | – | – | 77 |
| 2000 | 14 | 50 | 199 | – | – | 263 |
| Depreciation and amortization: | | | | | | |
| **2002** | **4,508** | **539** | **4,736** | **3,641** | **432** | **13,856** |
| 2001 | 5,264 | 613 | 6,626 | – | 429 | 12,932 |
| 2000 | 5,844 | 532 | 5,199 | – | 432 | 12,007 |
| Operating profit: | | | | | | |
| **2002** | **9,724** | **3,595** | **44,870** | **9,998** | **–** | **68,187** |
| 2001 | 14,443 | 3,108 | 35,806 | – | – | 53,357 |
| 2001 (excluding special items) | 10,042 | 4,562 | 37,744 | – | – | 52,348 |
| 2000 | 9,640 | 4,720 | 33,416 | – | – | 47,776 |
| Total assets: | | | | | | |
| **2002** | **83,414** | **15,908** | **149,408** | **126,891** | **46,980** | **422,601** |
| 2001 | 75,572 | 17,417 | 149,407 | – | 46,556 | 288,952 |
| 2000 | 64,186 | 18,449 | 88,194 | – | 49,836 | 220,665 |
| Capital expenditures: | | | | | | |
| **2002** | **3,129** | **253** | **4,121** | **2,127** | **433** | **10,063** |
| 2001 | 2,752 | 307 | 3,825 | – | 380 | 7,264 |
| 2000 | 4,227 | 640 | 2,610 | – | 197 | 7,674 |

*Dollar amounts in thousands, except per share data*

Information about the Company's operations by geographic area follows:

| | United States | Canada | Australia | Europe | Consolidated |
|---|---|---|---|---|---|
| Sales to external customers: | | | | | |
| **2002** | **$348,986** | **$8,547** | **$4,883** | **$65,670** | **$428,086** |
| 2001 | 221,326 | 9,140 | 4,511 | 48,305 | 283,282 |
| 2000 | 216,550 | 9,365 | 4,632 | 36,440 | 266,987 |
| Long-lived assets: | | | | | |
| **2002** | **183,658** | **2,001** | **2,442** | **45,412** | **233,513** |
| 2001 | 109,830 | 2,186 | 2,135 | 39,443 | 153,594 |
| 2000 | 69,426 | 2,401 | 2,404 | 22,948 | 97,179 |

## NOTE 17 ~ ACQUISITIONS

On May 24, 2001, Matthews and York signed a merger agreement whereby Matthews would acquire 100% of the outstanding common shares of York for $10 cash per share. Matthews also agreed to pay up to an additional $1 cash per share based on excess cash (as defined in the merger agreement) remaining on York's balance sheet as of October 31, 2001. On December 3, 2001, the transaction was completed at $11 per share. At December 3, 2001, there were 8,940,950 shares of York common stock outstanding. The transaction was financed by Matthews through borrowings under a $125,000 Revolving Credit Facility. The acquisition of York, which is the second leading casket manufacturer in the United States, is expected to expand Matthews' position in the death care industry. York operates as a wholly-owned subsidiary and separate segment of Matthews.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

| | |
|---|---|
| Cash | $ 25,544 |
| Other current assets | 27,275 |
| Property, plant and equipment | 29,516 |
| Intangible assets | 13,700 |
| Goodwill | 39,318 |
| Other assets | 18,099 |
| Total assets acquired | 153,452 |
| Other current liabilities | 38,215 |
| Environmental reserve | 12,150 |
| Other liabilities | 2,747 |
| Total liabilities assumed | 53,112 |
| Net assets acquired | $100,340 |

Acquired intangible assets include trade names with an assigned value of $8,000 which are not subject to amortization. Intangible assets also include patents, copyrights, customer relationships and other intangible assets with an assigned value of $5,700 and have assigned useful lives ranging from 15 to 17 years. The acquired goodwill is not deductible for tax purposes.

*Dollar amounts in thousands, except per share data*

On May 24, 2001, Matthews acquired the commemorative products business of York for $45,000. The transaction was completed through the purchase of certain assets (pursuant to an asset purchase agreement) and stock of subsidiaries under the commemorative products segment of York (pursuant to a stock purchase agreement). As part of the transaction, Matthews acquired York's manufacturing facilities in Kingwood, West Virginia and Bryan, Texas. The acquisition of the commemorative products business of York is intended to expand Matthews' product offerings to the death care industry. The transaction was financed by Matthews through existing cash on hand and a $30,000 bank loan under the Company's Revolving Credit and Term Loan Agreement.

The following unaudited pro forma information presents a summary of the consolidated results of Matthews and York (including the commemorative products business of York) as if the acquisitions had occurred on October 1, 2000:

| | 2002 | 2001 |
|---|---|---|
| Sales | **$449,753** | $414,280 |
| Income before change in accounting | **38,216** | 35,124 |
| Net income | **34,990** | 35,124 |
| Earnings per share before change in accounting | **1.20** | 1.12 |
| Earnings per share | **1.10** | 1.12 |

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as interest expense on acquisition debt. The pro forma results include non-recurring property, plant and equipment write-offs and plant closure and restructuring charges for York of $1,270 and $1,924 for the years ended September 30, 2002 and 2001, respectively. The pro forma information does not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

Effective July 1, 2001, Matthews acquired a 75% interest in Rudolf, which is headquartered in Goslar, Germany. The purchase price of DM 24.0 million (U.S.$11,000) was paid in October 2001. In January 2001, Matthews acquired a 75% interest in Scholler GmbH ("Scholler"), which is located in Nuremberg, Germany. In August 2000, Matthews purchased a 75% interest in Repro-Busek GmbH ("Busek"), which is headquartered in Vienna, Austria. Products and services of Rudolf, Scholler and Busek include pre-press packaging, digital and analog flexographic printing plates, design, artwork, lithography and color separation.

In October 2000, Matthews acquired certain assets and liabilities of The SLN Group, Inc. ("SLN"). SLN is a manufacturer and marketer of photo-etched metal plaques and water-jet cut letters and logos. In November 2000, Matthews acquired Press Ready Plate, Inc. ("Press Ready"). Press Ready, located in Kansas City, Missouri, provides pre-press services and printing plates to the flexible packaging industry.

Matthews has accounted for these acquisitions using the purchase method and, accordingly, recorded the acquired assets and liabilities at their estimated fair values at the acquisition dates. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill, which, until September 30, 2001, had been amortized on a straight-line basis over periods ranging from 20 to 25 years, except for Rudolf, which was acquired July 1, 2001 (subsequent to the effective date of SFAS No. 141). In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting (instead of pooling-of-interests) for all business combinations initiated after June 30, 2001. In addition, goodwill related to business combinations after June 30, 2001 is not amortized, but subject to periodic review for impairment. Effective October 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, goodwill from acquisitions prior to July 1, 2001 is no longer amortized and is also subject to periodic review for impairment *(see Note 20)*.

## NOTE 18 ~ DISPOSITION

In January 2001, Matthews sold its fifty percent interest in Tukaiz. Proceeds to Matthews from the sale were $18,582, which included the repayment of intercompany debt of approximately $8,400. All intercompany debt provided by Matthews to Tukaiz, including a $5,500 Subordinated Convertible Note, was repaid upon the closing of this transaction. The sale resulted in a pre-tax gain of $7,099, which has been reported in Special Items on the Consolidated Statement of Income.

*Dollar amounts in thousands, except per share data*

## NOTE 19 ~ SPECIAL ITEMS

In the second quarter of fiscal 2001, the Company recorded asset impairments, restructuring costs and other special charges of approximately $6,600. The majority of these charges were classified as Special Items on the Consolidated Statement of Income, except for $1,168 classified as selling and administrative expenses and $500 classified as other income (deductions), net.

In connection with the restructuring of certain operations within the Graphics Imaging and Marking Products segments, asset impairments of $4,000 were recorded, primarily reflecting a reduction in the value of goodwill related to various investments. Asset impairments also included other write-downs of certain assets to reflect estimated realizable values.

In addition, special items included restructuring costs of $1,200 for certain operations within the Graphics Imaging and Marking Products segments. These restructuring costs were designed to improve operating efficiency and primarily included consulting fees and personnel reduction costs. Special items also included non-recurring expenses of approximately $1,400 consisting of costs incurred in connection with a potential acquisition which was not completed, a special contribution to the Company's educational and charitable trust of $500 (classified in other income (deductions), net), and other one-time charges.

## NOTE 20 ~ GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses the financial statement accounting for goodwill and other intangible assets upon acquisition and the accounting subsequent to their initial recognition in the financial statements. The Company adopted SFAS No. 142 effective October 1, 2001. Under this standard, goodwill is no longer amortized, the effect of which is summarized as follows:

| | For the Years Ended September 30, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Income before income taxes and accounting change, as reported | **$62,457** | $51,458 | $45,938 |
| Add back: Goodwill amortization | **–** | 3,582 | 2,691 |
| Income before income taxes and accounting change, as adjusted | **$62,457** | $55,040 | 48,629 |
| Net income, as reported | **$35,006** | $31,599 | $27,923 |
| Add back: Effect of goodwill amortization | **–** | 2,375 | 1,886 |
| Net income, as adjusted | **$35,006** | $33,974 | $29,809 |
| Basic earnings per share, as reported | **$1.14** | $1.03 | $0.90 |
| Add back: Effect of goodwill amortization | **–** | 0.08 | 0.06 |
| Basic earnings per share, as adjusted | **$1.14** | $1.11 | $0.96 |
| Diluted earnings per share, as reported | **$1.10** | $1.01 | $0.88 |
| Add back: Effect of goodwill amortization | **–** | 0.08 | 0.06 |
| Diluted earnings per share, as adjusted | **$1.10** | $1.09 | $0.94 |
| Diluted earnings per share, as adjusted, before change in accounting | **$1.20** | $1.09 | $0.94 |

*Dollar amounts in thousands, except per share data*

The new standard also requires a periodic assessment of the carrying value of goodwill for impairment. If the carrying value of a reporting unit exceeds its implied fair value, an impairment loss must be recognized. Based on this assessment, the Company recorded a pre-tax charge in fiscal 2002 for transitional goodwill impairment of $5,255 ($3,226 after-tax). The impairment was primarily related to a reporting unit within the Company's Bronze segment and was determined based upon a comparison of carrying value to implied fair market value as determined by a combination of valuation techniques, including discounted cash flows. Prior to the adoption of SFAS No. 142, valuation of impairment was determined using undiscounted cash flows.

Matthews performed its annual impairment review as of March 31, 2002 and will perform its future assessments in its second fiscal quarter. No additional impairments were required in fiscal 2002. Changes to goodwill, net of accumulated amortization, during the year ended September 30, 2002, including the effects of adopting SFAS No. 142, follow.

| | Graphics Imaging | Marking Products | Bronze | York Casket | Consolidated |
|---|---|---|---|---|---|
| Goodwill: | | | | | |
| Balance at September 30, 2001 | $28,353 | $165 | $76,067 | $ – | $104,585 |
| Additions during period | 557 | – | 2,914 | 39,313 | 42,784 |
| Transitional impairment charge | – | – | (5,255) | – | (5,255) |
| Translation and other adjustments | 1,654 | – | 1,192 | – | 2,846 |
| **Balance at September 30, 2002** | **$30,564** | **$165** | **$74,918** | **$39,313** | **$144,960** |

The additions to goodwill during the period related primarily to the acquisition of York on December 3, 2001 *(see Note 17)*. The Company also acquired $13,700 of intangible assets related to the acquisition of York, which are reported under the York Casket segment. During the period from the purchase date to the end of the fiscal 2002 the Company recorded amortization expense of $290 on those intangible assets.

The following table summarizes the carrying amount and related accumulated amortization for intangible assets.

| | Carrying Amount | Accumulated Amortization |
|---|---|---|
| Trade names | $ 8,000 | $ –* |
| Customer relationships | 4,100 | (201) |
| Copyrights/patents/other | 1,600 | (89) |
| | $13,700 | $(290) |

* Not subject to amortization

Amortization expense for intangible assets is expected to approximate $350 each year between 2003 and 2007.

TO THE SHAREHOLDERS AND
BOARD OF DIRECTORS OF
MATTHEWS INTERNATIONAL CORPORATION

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Matthews International Corporation and subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 20 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Accordingly, the Company changed its method of accounting for goodwill in 2002.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
November 14, 2002

*Dollar amounts in thousands, except per share data*

## SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth certain items included in the Company's unaudited consolidated financial statements for each quarter of fiscal 2002 and fiscal 2001.

| | QUARTER ENDED | | | | YEAR ENDED |
|---|---|---|---|---|---|
| | DECEMBER 31[1] | MARCH 31[2] | JUNE 30 | SEPTEMBER 30 | SEPTEMBER 30 |
| **FISCAL YEAR 2002:** | | | | | |
| Sales | $85,319 | $110,110 | $118,825 | $113,832 | $428,086 |
| Gross profit | 31,624 | 40,262 | 45,144 | 43,334 | 160,364 |
| Operating profit | 13,327 | 17,301 | 18,897 | 18,662 | 68,187 |
| Net income | 4,595 | 9,633 | 10,558 | 10,220 | 35,006 |
| Earnings per share | .15 | .30 | .33 | .32 | 1.10 |
| Earnings per share before change in accounting | .25 | .30 | .33 | .32 | 1.20 |
| **FISCAL YEAR 2001:** | | | | | |
| Sales | $66,556 | $66,339 | $ 71,461 | $ 78,926 | $283,282 |
| Gross profit | 28,160 | 28,218 | 31,390 | 31,668 | 119,436 |
| Operating profit | 11,474 | 13,599 | 14,631 | 13,653 | 53,357 |
| Net income | 6,742 | 8,124 | 8,761 | 7,972 | 31,599 |
| Earnings per share | .21 | .26 | .28 | .26 | 1.01 |

[1] The first quarter of fiscal 2002 reflects an after-tax charge of $3,226 for transitional goodwill impairment. This charge was reported in the second quarter of fiscal 2002 and retroactively applied to the beginning of the Company's fiscal year.

[2] The second quarter of fiscal 2001 included after-tax income of $300 ($.01 per share) from special items which consisted of a pre-tax gain of $7,099 on the sale of a subsidiary and asset impairments, restructuring costs and other special pre-tax charges totaling $6,600 *(see Notes 18 and 19 to the Consolidated Financial Statements).*

## Market Information

The authorized common stock of the Company consists of 70,000,000 shares of Class A Common Stock, $1 par value. Prior to September 2001, the authorized common stock of the Company was divided into two classes consisting of Class A Common Stock, $1 par value, and Class B Common Stock, $1 par value. Shares of Class A stock have one vote per share and are freely transferable subject to applicable securities laws. Shares of Class B stock had ten votes per share and were only transferable by a shareholder to the Company or to an active employee of the Company. In September 2001, the number of outstanding shares of Class B stock declined below 5% of the aggregate outstanding shares of Class A and Class B stock. As a result, in accordance with the Company's Restated Articles of Incorporation, all shares of Class B stock were immediately converted to an equivalent number of shares of Class A stock.

In August 2001, the Board of Directors declared a two-for-one stock split on the Company's Class A and Class B Common Stock in the form of a 100% stock distribution. Shareholders' equity was adjusted for the stock split by reclassifying from retained earnings to common stock the par value of the additional shares arising from the split. All per share amounts and numbers of shares in this report reflect the stock split.

The Company has a stock repurchase program, which was initiated in 1996. Under the program, the Company's Board of Directors has authorized the repurchase of a total of 8,000,000 shares (adjusted for stock splits) of Matthews common stock, of which 7,085,072 shares have been repurchased as of September 30, 2002. The buy-back program is designed to increase shareholder value, enlarge the Company's holdings of its common stock, and add to earnings per share. Repurchased shares may be retained in treasury, utilized for acquisitions, or reissued to employees or other purchasers, subject to the restrictions of the Company's Restated Articles of Incorporation.

## Dividends

A quarterly dividend of $.02750 per share was paid for the fourth quarter of fiscal 2002 to shareholders of record on October 31, 2002. The Company paid quarterly dividends of $.02625 per share for the first three quarters of fiscal 2002 and the fourth quarter of fiscal 2001. The Company paid quarterly dividends of $.025 per share for the first three quarters of fiscal 2001.

Cash dividends have been paid on common shares in every year for at least the past thirty years. It is the present intention of the Company to continue to pay quarterly cash dividends on its common stock. However, there is no assurance that dividends will be declared and paid as the declaration and payment of dividends is at the discretion of the Board of Directors of the Company and is dependent upon the Company's financial condition, results of operations, cash requirements, future prospects and other factors deemed relevant by the Board.

## Corporate Office

Two NorthShore Center
Pittsburgh, Pennsylvania 15212
Phone: (412) 442-8200
Fax: (412) 442-8290
Internet: **www.matw.com**

## Annual Meeting

Thursday, February 13, 2003
6:00 p.m.
Sheraton Station Square
Seven Station Square Drive
Pittsburgh, Pennsylvania 15219

## Form 10-K

A copy of the Matthews International Corporation Annual Report to the Securities and Exchange Commission on Form 10-K is available to shareholders on the Company's website or, without charge, upon request to Edward J. Boyle, Chief Financial Officer, Secretary and Treasurer, at the Company's Corporate Office.

## Transfer Agent, Registrar & Dividend Disbursement Agent

Questions regarding stock certificates, replacement of lost certificates, address changes, account consolidation, and lost or misplaced dividends should be addressed to:

Fifth Third Bancorp
Attention: Corporate Trust Services
38 Fountain Square Plaza
Mail Drop #10AT66
Cincinnati, Ohio 45202
Tel. (800) 837-2755 • Fax (513) 534-8909
Internet: **investordirect.53.com**

## Inquiries

Matthews International Corporation welcomes and encourages questions and comments from its shareholders, potential investors, financial professionals, institutional investors and security analysts. Interested parties should contact Edward J. Boyle, Chief Financial Officer, Secretary and Treasurer, by mail or telephone at the Company's Corporate Office.

## Common Stock

The Company's Class A Common Stock is traded on the NASDAQ National Market System under the symbol "MATW." The following table sets forth the high, low and closing prices as reported by NASDAQ (adjusted for the stock split) for the periods indicated:

| | | High | Low | Close |
|---|---|---|---|---|
| **Fiscal 2002:** | | | | |
| Quarter ended: | September 30, 2002 | $25.10 | $20.85 | $23.37 |
| | June 30, 2002 | 29.00 | 23.01 | 23.35 |
| | March 31, 2002 | 25.71 | 23.00 | 25.10 |
| | December 31, 2001 | 25.58 | 20.65 | 24.58 |
| **Fiscal 2001:** | | | | |
| Quarter ended: | September 30, 2001 | $22.96 | $16.12 | $22.06 |
| | June 30, 2001 | 22.63 | 15.86 | 21.98 |
| | March 31, 2001 | 16.56 | 14.53 | 16.36 |
| | December 31, 2000 | 16.25 | 12.50 | 15.78 |

As of November 30, 2002, there were 31,268,409 shares of Class A Common Stock outstanding.

## DIRECTORS

**David M. Kelly** Chairman of the Board, President and Chief Executive Officer

**David J. DeCarlo** President, Bronze Division

**Robert J. Kavanaugh** Retired Partner, Arthur Andersen LLP

**Thomas N. Kennedy** Retired Senior Vice President, Matthews International Corporation

**John P. O'Leary, Jr.** Senior Vice President, SCA North America

**William J. Stallkamp** Retired Vice Chairman, Mellon Financial Corporation

**John D. Turner** Chairman and Chief Executive Officer, Copperweld Corporation

## OFFICERS

**David M. Kelly** Chairman of the Board, President and Chief Executive Officer

**Joseph C. Bartolacci** President, Matthews Europe

**Edward J. Boyle** Chief Financial Officer, Secretary and Treasurer

**David J. DeCarlo** President, Bronze Division

**Jonathan H. Maurer** President, York Casket Division

**Steven F. Nicola** Vice President, Accounting & Finance

**Robert J. Schwartz** Group President, Graphic Systems & Marking Products Divisions

**Matthews**
INTERNATIONAL CORPORATION

Corporate Office

Two NorthShore Center

Pittsburgh, Pennsylvania 15212-5851